Exhibit 10.1
EXECUTION VERSION

Agreement and Plan of Merger

by and among

TEN-X HOLDING COMPANY, INC.,
COSTAR REALTY INFORMATION, INC., CRESCENDO SUB, INC.,
and

the Representative named herein

May 13, 2020

4.02	Authorization; No Breach	40
4.03	Governmental Bodies; Consents	41
4.04	Litigation	41
4.05	Broker Fees	41
4.06	Investment Representation	41
4.07	Financial Capability	41
4.08	Solvency	41
4.09	Operation of Merger Sub	41
4.10	No Additional Representations or Warranties	42

ARTICLE V COVENANTS OF THE COMPANY		42
5.01	Conduct of Company	42
5.02	Access to Books and Records	47
5.03	Regulatory Filings	47
5.04	Exclusivity	48
5.05	Efforts	48
5.06	280G Cooperation	49
5.07	Repayment of Indebtedness	49
5.08	Spreadsheet	50
5.09	Notifications	50
5.10	Insurance Policies	51
5.11	Additional Restrictive Covenant Agreement	51
5.12	Employee Census	51

ARTICLE VI COVENANTS OF BUYER AND MERGER SUB		51
6.01	Access to Books and Records	51
6.02	Regulatory Filings	52
6.03	Notification	52
6.04	Reasonable Best Efforts	52
6.05	Contact with Business Relations	53
6.06	Tax Matters	53
6.07	No Modification of RWI Policy	54

ARTICLE VII CONDITIONS TO CLOSING		55
7.01	Conditions to All Parties' Obligations	55
7.02	Conditions to Buyer's and Merger Sub's Obligations	55
7.03	Conditions to the Company's Obligations	56
7.04	Waiver of Conditions	56

ARTICLE VIII TERMINATION		57
8.01	Termination	57
8.02	Effect of Termination	58
8.03	Certain Other Effects of Termination	58

ARTICLE IX ADDITIONAL AGREEMENTS AND COVENANTS		59
9.01	Further Assurances	59

9.02	Employees and Employee Benefits	59
9.03	Antitrust Notification	60
9.04	Certain Consents	62
9.05	Written Consents; Section 262 Notices	63
9.06	Affiliate Contracts	63
9.07	Exercise of Drag-Along	63

ARTICLE X MISCELLANEOUS		63
10.01	Survival; Certain Waivers	63
10.02	Acknowledgement by the Buyer Parties.	64
10.03	Provision Respecting Representation of Company	65
10.04	Press Releases and Communications	67
10.05	Expenses	67
10.06	Notices	67
10.07	Assignment	69
10.08	Amendment and Waiver	69
10.09	Third Party Beneficiaries	69
10.10	Non-Recourse	70
10.11	Severability	70
10.12	Construction	70
10.13	Disclosure Schedules	70
10.14	Complete Agreement	71
10.15	Conflict Between Transaction Documents	71
10.16	Specific Performance	71
10.17	Jurisdiction and Exclusive Venue	72
10.18	Governing Law; Waiver of Jury Trial	72
10.19	Representative	73
10.20	Counterparts	75

ARTICLE XI DEFINITIONS		75
11.01	Certain Definitions	75
11.02	Defined Terms	88
11.03	Interpretation	90

SCHEDULES

Schedule 3.02(c):	Authorization; No Breach
Schedule 3.03:	Governmental Bodies; Consents
Schedule 3.04:	Capitalization
Schedule 3.06(a):	Financial Statements
Schedule 3.06(b):	No Undisclosed Liabilities
Schedule 3.07:	Developments
Schedule 3.08:	Litigation; No Orders
Schedule 3.09:	Permits; Compliance with Laws
Schedule 3.10:	Taxes
Schedule 3.11:	Contracts
Schedule 3.12:	Real Property
Schedule 3.13:	Intellectual Property
Schedule 3.14:	Employees
Schedule 3.15:	Employee Benefits Plans
Schedule 3.16:	Insurance
Schedule 3.17:	Environmental
Schedule 3.18:	Affiliated Transactions
Schedule 3.19:	Broker Fees
Schedule 3.20(a):	Key Suppliers
Schedule 3.20(b):	Key Customers
Schedule 5.01:	Conduct of Business
Schedule 5.07:	Indebtedness to be Repaid
Schedule 5.11:	Additional Restrictive Covenant Agreement
Schedule 5.12:	Employee Census
Schedule 9.06:	Affiliate Contracts
Schedule 11.01(b):	Permitted Liens
EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Reference Working Capital Statement
Exhibit C	Escrow Agreement
Exhibit D	Paying Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Company Closing Certificate
Exhibit G	Form of Buyer Closing Certificate
Exhibit H	Form of License Agreement

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 13, 2020, is made by and among (i) Ten-X Holding Company, Inc., a Delaware corporation (the "Company"), (ii) CoStar Realty Information, Inc., a Delaware corporation ("Buyer"), (iii) Crescendo Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Buyer ("Merger Sub" and, together with the Company, the "Constituent Corporations"), and (iv) Thomas H. Lee Equity Fund VII, L.P., a Delaware limited partnership, solely in its capacity as representative as set forth in this Agreement (the "Representative"). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI below.
WHEREAS, the boards of directors of the Company, Buyer and Merger Sub have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the DGCL (the "Merger"), and the board of directors of the Company has declared that it is advisable and in the best interests of the stockholders of the Company that this Agreement and the Merger be adopted and approved by the stockholders of the Company;
WHEREAS, Buyer, in its capacity as the sole stockholder of Merger Sub, has approved this Agreement and the Merger;
WHEREAS, the authorized capital stock of the Company consists of 40,500,000 shares, of which 40,000,000 are shares of Common Stock, par value $0.01 per share (the "Common Stock") and 500,000 are shares of undesignated Preferred Stock, par value $0.01 per share (the "Preferred Stock");
WHEREAS, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the "Merger Sub Common Stock"), all of which are issued and outstanding and owned by Buyer; and
WHEREAS, concurrently with the execution of this Agreement, Buyer and the Representative, as applicable, will receive duly executed copies of each of the Restrictive Covenant Agreements from each applicable counterparty.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the parties hereto agree as follows:
ARTICLE I
THE MERGER
1.01    The Merger. On and subject to the terms and conditions contained herein, and in accordance with Section 251 of the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, with (i) the separate corporate existence of Merger Sub thereupon ceasing and (ii) the Company surviving the Merger as a wholly-owned Subsidiary of Buyer (the Company, as the surviving corporation after the Effective Time, is sometimes referred to herein as the "Surviving Corporation").
1.02    Filing of Merger Certificate; Effective Time. At the Closing, subject to satisfaction or waiver of the conditions specified in Article VII, (i) the Company will execute a certificate of merger in substantially the form of Exhibit A (the "Certificate of Merger") in accordance with the relevant provisions of the DGCL, and (ii) the Company and Merger Sub will, and Buyer will cause Merger Sub to, cause such executed Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and the Merger will be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Buyer and the Company and specified therein (the "Effective Time").
1.03    Effect of the Merger; Further Assurances.
(a)    The Merger will have the effects provided in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. If, at any time after the Effective Time, the Surviving Corporation determines that any further documents or acts are necessary to vest in the Surviving Corporation the title to any properties, rights, privileges, powers or franchises of the Constituent Corporations acquired in the Merger or to otherwise carry out the purposes of this Agreement, the Surviving Corporation and its officers and directors will execute and deliver all such documents and do all such acts, and the officers and directors of the Surviving Corporation are fully authorized in the name of the Constituent Corporations or otherwise to take any and all such action after the Effective Time solely for the purposes set forth in this Section 1.03.
(b)    At the Effective Time the certificate of incorporation of the Company will, by operation of law and without any further action by any Person, be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (except for any references to the name, incorporator or original directors of Merger Sub), and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, and applicable Law.
(c)    At the Effective Time the bylaws of the Company will, by operation of law and without any further action by any Person, be amended and restated in their entirety to contain the provisions set forth in the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except for any references to the name of Merger Sub), and as so amended and restated will be the bylaws of the Surviving Corporation until thereafter amended or repealed in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation, and applicable Law.
(d)    The directors of Merger Sub in office immediately prior to the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.

(e)    Other than as specified in writing by Buyer at least two (2) Business Days prior to Closing, the officers of the Company in office immediately prior to the Effective Time, will be the officers of the Surviving Corporation until their successors are duly elected and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, their earlier resignation or removal, or as otherwise provided by applicable Law.
1.04    Conversion of Shares; Treatment of Options. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, the Company or the holders of any of the securities described below:
(a)    Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)    Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock cancelled pursuant to Section 1.04(c) and Dissenting Shares) will be converted into the right to receive the Closing Common Stock Per Share Merger Consideration plus any amount payable with respect to such share of Common Stock pursuant to Section 1.07(f), as applicable, and will automatically be cancelled and retired and will cease to exist. The amount of cash each Stockholder is entitled to receive with respect to his, her or its shares of Common Stock shall be rounded down to the nearest cent and computed after aggregating cash amounts for all shares of Common Stock held by such Stockholder.
(c)    Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned or held, directly or indirectly, by the Company or by Buyer, Merger Sub or their respective Subsidiaries, in each case, immediately prior to the Effective Time, will be cancelled and retired and will cease to exist without any conversion thereof and no payment of cash or any other consideration will be made with respect thereto.
(d)    Each unexercised Option outstanding immediately prior to the Effective Time that is or becomes a Vested Option at the Closing will, as of the Effective Time, be converted into the right to receive the Closing Option Per Share Merger Consideration payable pursuant to Section 1.06 plus any amount payable with respect to such Option pursuant to Section 1.07(f) (as applicable), in each case, subject to any applicable Tax withholding pursuant to Section 1.09, and will automatically be cancelled and retired and will cease to exist. Each Option that is not and does not become a Vested Option as contemplated by the immediately preceding sentence shall be cancelled and retired and cease to exist effective as of the Effective Time, with no consideration therefor. The amount of cash each Optionholder is entitled to receive with respect to his or her Vested Options shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Options held by such Optionholder. Prior to the Closing, the Company shall take all actions necessary to (i) terminate the Option Plan as of the Effective Time such that no Optionholder shall have any rights thereunder, including any rights to acquire any equity securities of the Company, other than as set forth herein, and (ii) ensure that neither the Company nor Buyer will, as of the Closing, be bound by any rights under the Option Plan or any other plan, program, or arrangement (or provision thereof) for the issuance or grant of any interest in respect of any equity interests of the Company. Prior to the Closing, the Company shall take all actions necessary and sufficient to give effect to the actions contemplated by this Section 1.04(d) in accordance with applicable Law, and as applicable, the Option Plan and each agreement evidencing a grant of Options, in each case, including obtaining necessary consents and obtaining approval of the Company's board of directors; provided, that such actions shall be expressly conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated prior to the Closing pursuant to Article VIII. As soon as practicable following the execution of this Agreement, the Company shall send to each holder of an Option a customary waiver agreement (which may be distributed by the Company's software application pertaining to Options) describing the treatment of and payment for such Option pursuant to this Section 1.04(d), and providing instructions for obtaining payment for such Option following the Effective Time, which payment shall be conditioned on such holder executing such waiver agreement (in a form mutually agreed to by Buyer and the Representative acting reasonably) providing for a customary waiver of Liabilities relating to such Option (other than the right to receive payment in respect thereof pursuant to the terms of this Agreement).
1.05    Pre-Closing Merger Consideration Estimate.
(a)    At least four (4) Business Days prior to the Closing, the Company will prepare and deliver to Buyer (i) an estimated unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Calculation Time (the "Estimated Closing Balance Sheet") and (ii) a statement (the "Estimated Closing Statement") setting forth a calculation of (1) the estimated Closing Net Working Capital (the "Estimated Closing Net Working Capital"), (2) the estimated Closing Cash (the "Estimated Closing Cash"), (3) the estimated Closing Indebtedness (the "Estimated Closing Indebtedness"), (4) the estimated Transaction Expenses (the "Estimated Transaction Expenses"), (5) the Company's calculation of the Estimated Merger Consideration derived from the foregoing, (6) the Closing Stock Payment payable at the Closing to each Stockholder in accordance with Section 1.05(b), and (7) the Closing Option Payment payable at the Closing to each Optionholder in accordance with Section 1.05(c). The Estimated Closing Balance Sheet and the Estimated Closing Statement will be prepared, and the Estimated Closing Cash, the Estimated Closing Indebtedness and the Estimated Transaction Expenses will be determined, in each case, in good faith, on a consolidated basis in accordance with GAAP and the definitions set forth in this Agreement, using, solely to the extent consistent with GAAP, the same accounting methods, assumptions, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Latest Balance Sheet except that the Estimated Closing Net Working Capital shall be calculated in accordance with Exhibit B using, solely to the extent consistent with GAAP, the same accounting methods, assumptions, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Latest Balance Sheet. Following the delivery of the Estimated Closing Balance Sheet and the Estimated Closing Statement, the Company shall, upon the written request of Buyer, provide Buyer and its accountants with reasonable supporting documentation for the calculations included therein and make the relevant financial records of the Company and its Subsidiaries relating thereto reasonably available to Buyer and its accountants in connection therewith.
(b)    The portion of the Estimated Merger Consideration each Stockholder will be entitled to receive at the Closing to be set forth on the Estimated Closing Statement in respect of his, her or its shares of Common Stock (the "Closing Stock Payment") will equal the product of (i) Closing Common Stock Per Share Merger Consideration multiplied by (ii) the number of shares of Common Stock held by such Stockholder immediately prior to the Effective Time that were converted in accordance with Section 1.04(b).
(c)    The portion of the Estimated Merger Consideration each Optionholder will be entitled to receive at the Closing to be set forth on the Estimated Closing Statement in respect of his or her Options (the "Closing Option Payment") will equal the product of (i) Closing Option Per Share Merger Consideration multiplied by (ii) the number of shares of Common Stock corresponding to the Vested Options held by such Optionholder immediately prior to the Effective Time that were converted in accordance with Section 1.04(d).
1.06    Closing Payments.
(a)    At the Closing, Buyer will, or will cause Merger Sub to, deposit with the Paying Agent the aggregate Closing Stock Payments payable to the Stockholders as set forth in the Spreadsheet and the Estimated Closing Statement by wire transfer of immediately available funds to the account designated by the Paying Agent no later than two (2) Business Days prior to the Closing Date.
(b)    At the Closing, Buyer will, or will cause Merger Sub to, deliver the aggregate Closing Option Payments payable to the Optionholders as set forth in the Spreadsheet and the Estimated Closing Statement by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days prior to the Closing Date. The Company will distribute to the Optionholders on or prior to the Company's next regularly scheduled payroll date, their respective Closing Option Payments, subject to any applicable Tax withholding pursuant to Section 1.09. After the Closing, Buyer shall cause the Surviving Corporation to make timely payment to the appropriate taxing authority or authorities of any amounts withheld from payment to the Optionholders pursuant to Section 1.09.
(c)    At the Closing, Buyer will, or will cause Merger Sub to, deliver the Adjustment Escrow Deposit Amount to the Escrow Agent by wire transfer of immediately available funds to an escrow account designated by the Escrow Agent no later than two (2) Business Days prior to the Closing Date (the "Adjustment Escrow Account") and established pursuant to the terms of an escrow agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit C (the "Escrow Agreement"), among Buyer, the Company, the Representative and the Escrow Agent. The Adjustment Escrow Account will be maintained separately from other funds held by the Escrow Agent and will be Buyer's and Merger Sub's sole and exclusive source of recovery for any amounts owing to Buyer, Merger Sub or, following the Closing, the Surviving Corporation under this Agreement (including pursuant to Section 1.07 with respect to the Adjustment Escrow Funds).
(d)    At the Closing, Buyer will pay, or will cause Merger Sub to pay, to the Representative, the Representative Holdback Amount, by wire transfer of immediately available funds to an account designated by the Representative at least two (2) Business Days prior to the Closing Date.

(e)    At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses set forth in the Estimated Closing Statement to such Persons as they are owed by wire transfer of immediately available funds to accounts designated by the Company at least two (2) Business Days prior to the Closing Date (other than Transaction Expenses that are compensatory, which will be paid through the Company's payroll as and when due).
(f)    At the Closing, Buyer will pay, or will cause Merger Sub to pay, on behalf of the Company and its Subsidiaries, all amounts set forth in the Estimated Closing Statement required to be paid under the payoff letters delivered pursuant to Section 5.07 in order to fully discharge the Indebtedness owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such payoff letters.
(g)    In accordance with the paying agent agreement to be dated as of the Closing Date and substantially in the form attached as Exhibit D (the "Paying Agent Agreement"), the Paying Agent will act as the Representative's agent in delivering to each Stockholder its respective Closing Stock Payment as well as any amounts owed to such Stockholders pursuant to Section 1.07. No interest shall be paid or will accrue on the cash payable to holders of Common Stock in accordance with this Article I. It is understood by the parties hereto (but without liability to any such party) that, as soon as reasonably practicable after the date of this Agreement, but in no event later than three (3) Business Days following the Effective Time, the Paying Agent shall cause to be delivered or mailed to each Stockholder of record (other than any holder of Dissenting Shares) a Letter of Transmittal substantially in the form of Exhibit E (the "Letter of Transmittal"). At or after the Effective Time, upon delivery by a Stockholder of a duly executed Letter of Transmittal to the Paying Agent, (i) the Paying Agent will pay each such Stockholder the Closing Stock Payment to which such Stockholder is entitled in accordance with the Spreadsheet and (ii) each Stockholder will be entitled to receive the portion of any amount payable under Section 1.07(f) with respect to the shares of Common Stock held by such Stockholder immediately prior to the Effective Time. Subject to the last sentence of this Section 1.06(g), the Stock Consideration payable to a Stockholder will be made by wire transfer of immediately available funds to an account designated in writing by such Stockholder in the Letter of Transmittal, unless alternative arrangements are specified by such holder in the Letter of Transmittal, to the extent permitted by the Letter of Transmittal. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement prior to the Closing Date will be paid his, her or its Closing Stock Payment on the same Business Day as the Effective Time, or as soon as possible thereafter. Each such Stockholder that makes the deliveries to the Paying Agent required by this Agreement, the Letter of Transmittal and the Paying Agent Agreement thereafter will be paid his, her or its Closing Stock Payment as soon as possible after delivery thereof is made (but in any event no later than two (2) Business Days after the date such delivery thereof is made). After Buyer delivers the aggregate Closing Stock Payments to the Paying Agent as required under Section 1.06(a), each Stockholder will be entitled to look only to the Paying Agent (or, solely if applicable under Section 1.06(h), the Surviving Corporation) for any payments due and payable to such Stockholder as of the Closing following the delivery of such Stockholder's duly executed Letter of Transmittal pursuant to this Agreement. If any transfer of ownership of shares of Common Stock has not been registered in the Company's transfer records, payment may be made to a Person other than the registered owner only in accordance with the requirements described in the Letter of Transmittal.
(h)    At any time that is more than one (1) year after the Effective Time, Buyer may cause the Paying Agent to pay over to the Surviving Corporation any portion of the Stock Consideration (including any earnings thereon) that had been delivered to the Paying Agent and that has not been disbursed to Stockholders as of such first anniversary (other than any amounts then subject to dispute). After the Paying Agent makes such payments to the Surviving Corporation, all former Stockholders will be entitled to look only to the Surviving Corporation (subject to any applicable abandoned property, escheat and other similar Laws) as general creditors thereof with respect to the cash payable upon delivery of a duly executed Letter of Transmittal pursuant to this Agreement, and the Paying Agent will have no further obligation under this Section 1.06 in its capacity as such. None of the Surviving Corporation, Buyer, Merger Sub, the Representative or the Paying Agent will be liable to any Person in respect of amounts paid to a public official to the extent required under any applicable abandoned property, escheat or similar Law. If any amounts payable in accordance with this Article I would otherwise escheat to any Governmental Body, then any such amounts immediately prior to the date on which such amounts would otherwise escheat to any Governmental Body, shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(i)    At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the books and records of the Company. Additionally, all cash paid to a former holder of shares of Common Stock in respect of such shares in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the applicable shares of Common Stock.
1.07    Post-Closing Merger Consideration Adjustment. Following the Closing Date, the Merger Consideration will be adjusted, if at all, dollar-for-dollar as set forth below:
(a)    Buyer will prepare and deliver to the Representative within ninety (90) days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Calculation Time (the "Closing Balance Sheet") and (ii) a statement (the "Closing Statement") setting forth a calculation of (1) the Closing Net Working Capital, (2) the Closing Cash, (3) the Closing Indebtedness, (4) the Transaction Expenses, (5) Buyer's calculation of the Final Merger Consideration derived from the foregoing, and (6) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts on the Estimated Closing Statement. The Closing Balance Sheet and Closing Statement will be prepared, and the Closing Cash, Closing Indebtedness and Transaction Expenses will be determined, in each case, in good faith, on a consolidated basis in accordance with GAAP and the definitions set forth in this Agreement, using, solely to the extent consistent with GAAP, the same accounting methods, assumptions, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Latest Balance Sheet except that the Closing Net Working Capital shall be calculated in accordance with Exhibit B using, solely to the extent consistent with GAAP, the same accounting methods, assumptions, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Latest Balance Sheet. The Closing Balance Sheet and Closing Statement (i) will not include any changes in assets or liabilities solely as a result of implementing purchase accounting adjustments and (ii) except as required by GAAP will be based on facts and circumstances as they exist as of the Adjustment Calculation Time and will exclude the effect of any act, decision or event occurring on or after the Closing. The parties agree that the purpose of preparing the Closing Balance Sheet and the Closing Statement and calculating Final Merger Consideration is solely to (x) accurately measure the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses and (y) measure the difference in Closing Net Working Capital from Target Net Working Capital, and such processes are not intended to permit the introduction of different accounting methods or practices, reserves classifications or estimation methodologies for the purpose of calculating Final Merger Consideration than were used in the calculation of Estimated Merger Consideration, assuming the methodologies used in calculating Estimated Merger Consideration were in accordance with GAAP.
(b)    On or prior to the forty-fifth (45th) day following Buyer's delivery of the Closing Balance Sheet and the Closing Statement, the Representative may give Buyer a written notice stating in reasonable detail the Representative's objections (a "Notice of Disagreement") to the Closing Balance Sheet and the Closing Statement. During such 45‑day period, and any period of dispute thereafter with respect to such Closing Balance Sheet and/or Closing Statement, Buyer will, and will cause the Company and its Subsidiaries to, (i) provide the Representative and its Advisors reasonable access to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, and personnel of the Company and its Subsidiaries (including Company personnel responsible for accounting and finance and senior management) and, subject to execution of any customary work paper access letters required by them, the Company's accountants and their work papers, and (ii) otherwise reasonably cooperate with and assist the Representative and its Advisors in connection with such review, in each case during normal business hours, upon reasonable advance notice and in a manner that does not unreasonably interfere with the operations of the Company's business. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed acceptable to the Representative, and will be final and binding upon all parties upon delivery of the Notice of Disagreement. If the Representative does not deliver to Buyer a Notice of Disagreement within such 45‑day period, then the Closing Balance Sheet, the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses will be final and binding upon the parties as of the expiration of such 45-day period, and the Final Merger Consideration set forth in the Closing Statement will constitute the Final Merger Consideration for all purposes of this Section 1.07.
(c)    Following Buyer's receipt of any Notice of Disagreement, the Representative and Buyer will attempt to negotiate in good faith to resolve the disputed matters set forth therein, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Buyer and the Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. In the event that the Representative and Buyer fail to agree on any of the Representative's proposed adjustments set forth in the Notice of Disagreement within thirty (30) days after Buyer receives the Notice of Disagreement, the Representative and Buyer agree to use their respective reasonable best efforts to cause BDO USA, LLP (provided that if BDO USA, LLP is unable or unwilling to serve in such capacity, the Representative and Buyer shall jointly select an alternative firm that is a nationally recognized independent accounting or valuation firm) (the "Firm"), within 45 days immediately following such first 30‑day period, to make the final written determination of all matters which remain in dispute that were included in the Notice of Disagreement. Buyer and the Representative will instruct the Firm to, and the Firm will, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement (to the extent such amounts are in dispute) solely in accordance with this Agreement. Buyer and the Representative will execute a customary engagement letter and will cooperate with the Firm during the term of its engagement. Buyer and the Representative will instruct the Firm not to, and the Firm will not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or the Representative, on the other hand. Buyer and the Representative will also instruct the Firm to, and the Firm will, make its determination based solely on written submissions by Buyer and the Representative that are in accordance with this Agreement (i.e., not on the basis of an independent review). The Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, as determined by the Firm in accordance with this Section 1.07(c), will be final and binding on the parties on the date the Firm delivers its final determination in writing to Buyer and the Representative. The date on which the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses are finally determined pursuant to Section 1.07(b), are agreed upon by Buyer and the Representative pursuant to this Section 1.07(c) or are determined by the Firm in accordance with this Section 1.07(c) is referred to as the "Settlement Date." The fees, costs and expenses of the Firm will be allocated between Buyer, on the one hand, and Representative, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Firm that is unsuccessfully disputed by such party (as finally determined by the Firm) bears to the total amount of disputed items submitted. For example, if the Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by the Representative, and if the Firm ultimately resolves the dispute by awarding the Representative $300 of the $500 contested, then the costs and expenses of the Firm will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Representative.
(d)    If the Estimated Merger Consideration exceeds the Final Merger Consideration (such excess, the "Excess Amount"), Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within two (2) Business Days after the Settlement Date by wire transfer of immediately available funds, the Excess Amount from the Adjustment Escrow Funds. In the event that at such time the Excess Amount is less than the Adjustment Escrow Funds (such shortfall, the "Remaining Adjustment Escrow Funds"), Buyer and the Representative will simultaneously with delivery of the instructions in the immediately foregoing sentence deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to the Representative (or its designee), with all such amounts received by the Representative (or its designee) pursuant to this Section 1.07(d), subject to Section 10.19(b), to be paid to the Stockholders or Optionholders in accordance with Section 1.07(f).

(e)    If the Final Merger Consideration exceeds the Estimated Merger Consideration (such excess, the "Adjustment Amount"), then (i) Buyer will, within two (2) Business Days after the Settlement Date, make payment of the Adjustment Amount by wire transfer of immediately available funds to the Representative (or its designee), and (ii) Buyer and the Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within two (2) Business Days after the Settlement Date, to the Representative (or its designee), with all such amounts received by the Representative (or its designee) pursuant to this Section 1.07(e), subject to Section 10.19(b), to be paid to the Stockholders or Optionholders pursuant to Section 1.07(f); provided, that in no event shall the Adjustment Amount paid by Buyer exceed $2,000,000.
(f)    When the Final Merger Consideration is finally determined pursuant to Section 1.07(b) or Section 1.07(c), the Representative will in good faith compute or re-compute, as the case may be, (i) the number of Vested Options, (ii) the Aggregate Fully-Diluted Common Shares, (iii) the Aggregate Option Exercise Price, (iv) the Final Adjusted Merger Consideration, (v) the Final Common Stock Merger Consideration, (vi) the Final Common Stock Per Share Merger Consideration, (vii) the Final Option Per Share Merger Consideration and (viii) the appropriate amount payable to each Stockholder and Optionholder based on the foregoing from the Remaining Adjustment Escrow Funds, the Adjustment Amount and the Representative Holdback Amount, taking into account amounts previously received by such Stockholders and Optionholders as Closing Stock Payments or Closing Option Payments, in each case, in accordance with this Agreement and the terms of the Option Plan. Promptly thereafter, the Representative will notify the Escrow Agent and the Paying Agent, as applicable, of such calculations and the amount that should be distributed by them (and, subject to Section 10.19(b), shall ensure that the Paying Agent has received any amounts paid by Buyer to the Representative or its designee, if not the Paying Agent, under Section 1.07(d) or Section 1.07(e) to the extent such amounts are payable to the Stockholders and Optionholders pursuant to this Agreement) and shall cause the Escrow Agent and the Paying Agent, as applicable, to pay such amounts owed to each Stockholder and to the Surviving Corporation on behalf of each Optionholder, based upon the calculations and re-calculations contemplated by the immediately preceding sentence. For the avoidance of doubt, each Stockholder and Optionholder will receive the difference between (x) the amounts payable to such Stockholder or Optionholder based upon the calculations and re-calculations contemplated by this Section 1.07(f) and (y) the Closing Stock Payment or Closing Option Payment received at the Closing by such Stockholder or Optionholder, as applicable.  The Representative, the Escrow Agent, the Surviving Corporation, and the Paying Agent, as applicable, will distribute such amounts, as applicable, in accordance with the irrevocable written instructions so received from the Representative. If, at the time of the calculation of Final Adjusted Merger Consideration, the Representative determines to retain funds in the Representative Holdback Amount under Section 10.19(b), and at any time and from time to time thereafter determines a portion of such funds should be distributed to the Stockholders and Optionholders, then at each such time, the Representative will in good faith determine the appropriate amounts to be paid to the Stockholders and Optionholders from the Representative Holdback Amount (taking into account any changes in Vested Options, Aggregate Option Exercise Price or Aggregate Fully-Diluted Common Shares necessary based on such distribution of funds and any prior amounts received as Closing Stock Payments, Closing Option Payments or under this Section 1.07(f)) and will cause such amounts to be paid from the Representative Holdback Amount to the

Stockholders and to the Surviving Corporation on behalf of the Optionholders. As promptly as practicable following the receipt of funds for the Optionholders and, in any event, no later than the next scheduled full payroll cycle of the Company and its Subsidiaries, the Surviving Corporation will distribute to the Optionholders any payments received on their behalf under this Section 1.07(f). None of the Escrow Agent, the Paying Agent, the Surviving Corporation or Buyer will have any liability or obligation to any Stockholder or Optionholder or the Representative for any distribution made in accordance with the instructions of the Representative pursuant to this Section 1.07(f), Section 1.06(a) or Section 1.06(b).
(g)    The parties hereto agree that any payment made pursuant to this Section 1.07 shall be treated as an adjustment to the aggregate consideration for Tax purposes, unless otherwise required by applicable Law.
1.08    Appraisal Rights. Each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and is held by a Person who, in accordance with Section 262 of the DGCL, (i) has not voted in favor of the Merger or consented thereto in writing or executed an enforceable waiver of appraisal rights (whether before or after the date of this Agreement) and (ii) has properly demanded appraisal of such share of Common Stock, and not effectively withdrawn, lost or failed to perfect their rights to appraisal, will not, at the Effective Time, be converted into the right to receive any portion of the Stock Consideration and instead will be cancelled and retired and shall cease to exist and shall represent only the right to receive payment from the Surviving Corporation with respect thereto as provided by the DGCL, unless and until the holder of any such share has failed to perfect or has effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, in which case such share will thereupon be deemed, as of the Effective Time, to have been cancelled and retired and to have ceased to exist and been converted into the right to receive, upon delivery of a duly executed Letter of Transmittal in accordance with this Agreement, the Stock Consideration without interest. From and after the Effective Time, no Stockholder who has demanded appraisal rights will be entitled to vote his, her or its shares of Common Stock for any purpose or to receive payment of dividends or other distributions on his, her or its shares (except dividends or other distributions payable to Stockholders of record at a date prior to the Effective Time). Any shares of Common Stock for which appraisal rights have been properly exercised, and not subsequently withdrawn, lost or failed to be perfected, in each case, in accordance with this Section 1.08 and the DGCL, are referred to in this Agreement as "Dissenting Shares." The Company will give Buyer (i) prompt notice of (x) any demands for appraisal received by the Company, including any Stockholder's notice of their intent to demand payment pursuant to the DGCL that the Company receives, and (y) withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) a reasonable opportunity to direct all material negotiations and proceedings with respect to any demands referenced in the foregoing clause (i)(x). Except with the prior written consent of Buyer, the Company shall not voluntarily make any payment with respect to or settle or offer to settle any such demands or waive any failure by a Stockholder to timely deliver a written demand or to perform any other act perfecting appraisal rights in accordance with the DGCL.
1.09    Withholding Rights. Buyer, Merger Sub, the Company or the Paying Agent will be entitled to deduct and withhold from the Merger Consideration (a) such amounts that are required to be deducted and withheld pursuant to any provision of Tax Law, (b) U.S. federal backup withholding Taxes required under Code Section 3406 to the extent a Stockholder does not deliver or cause to be delivered to Buyer or the Paying Agent a properly executed Internal Revenue Service Form W-9 or Form W-8, as applicable or (c) U.S. federal withholding Taxes required under Code Section 1445 to the extent the Company does not deliver to Buyer the certificate required under Section 2.02(c)(ii). To the extent that amounts are so withheld and timely remitted in full to the applicable Tax authority by Buyer, Merger Sub, the Company or the Paying Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the event that Buyer, Merger Sub, the Company or the Paying Agent determines that withholding from the Merger Consideration is required under applicable Tax Law and permitted under this Agreement (other than withholding with respect to Options), Buyer, Merger Sub, the Company or the Paying Agent will promptly so notify the Representative, on behalf of the recipient of such payment, to provide such recipient with a reasonable opportunity to provide any form or documentation or take such other steps in order to avoid such withholding and will otherwise cooperate in good faith with the Representative and such recipient to mitigate such withholding. If Buyer, Merger Sub, the Company or the Paying Agent withholds any amount from any Stockholder or Optionholder which it was not required to withhold, it will promptly remit to the Stockholder or Optionholder thereof such amount wrongly withheld.
ARTICLE II

CLOSING
2.01    The Closing. In lieu of an in-person meeting, the closing of the Merger and the other Transactions (the "Closing") will be accomplished by teleconference and e-mail transmission (in .pdf or image format) on the fourth (4th) Business Day following the satisfaction (or, to the extent permitted by applicable Law, due waiver by the party entitled to the benefit of such condition) of the closing conditions set forth in Article VII (other than conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or such other date or format as Buyer and the Company may otherwise agree. The date the Closing actually occurs is referred to herein as the "Closing Date."
2.02    Certain Closing Deliveries. Subject to the terms and conditions in this Agreement, the parties will make the following deliveries at the Closing:
(a)    Buyer will deliver each of the payments it is required to deliver under Section 1.06.
(b)    Buyer will deliver to the Company copies certified by a duly authorized officer of Buyer of (i) the resolutions or consents of the boards of directors of each of Buyer and Merger Sub approving this Agreement and the Merger, and (ii) the unanimous written consent of Buyer, as the sole stockholder of Merger Sub, approving this Agreement and the Merger.
(c)    The Company will deliver to Buyer and the Representative: (i) a copy of the resolution or consent of the Company's board of directors approving this Agreement and the Merger duly certified by a duly authorized officer of the Company and (ii) a certificate in the form and substance required by Treasury Regulations Section 1.897-2(h) executed by a duly authorized officer of the Company certifying that the Company is not and has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code and a notice of such certification to be provided to the Internal Revenue Service in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), executed by a duly authorized officer of the Company.
(d)    Each of the Company, the Representative and Buyer will duly execute and deliver to the other, and to the Escrow Agent, the Escrow Agreement.
(e)    Each of the Company, Buyer and Representative will duly execute and deliver to the other, and to the Paying Agent, the Paying Agent Agreement.
(f)    The Company will deliver to Buyer evidence of the termination of the arrangements referred to in Section 9.06.
(g)    The Company will deliver to Buyer the Intellectual Property License Agreement, in substantially the form attached hereto as Exhibit H, duly executed and delivered by Ten-X and Auction.com, LLC (the "License Agreement").
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Buyer and Merger Sub that the statements in this Article III (as modified by the disclosure schedules delivered to Buyer and Merger Sub (the "Disclosure Schedules")) are true and correct as of the date of this Agreement and as of the Closing.
3.01    Organization and Power.
(a)    The Company is a corporation, and the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the DGCL or other applicable Laws of its state of formation or organization, and each of the Company and each of its Subsidiaries has all requisite power and authority to own, operate and/or lease its assets, rights and properties and to carry on its businesses as now conducted. Assuming receipt of and subject to the Necessary Stockholder Approval, the Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.
(b)    The Company and each of its Subsidiaries are qualified to do business and are in good standing (or its equivalent) in every jurisdiction in which their respective ownership of property or the conduct of their respective businesses as now conducted requires the Company and each of its Subsidiaries to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.
(c)    Complete and correct copies of the certificate of incorporation, bylaws or equivalent organizational documents of the Company and each of its Subsidiaries, in each case as in effect as of the date of this Agreement, have been made available to Buyer.

3.02    Authorization; No Breach.
(a)    The board of directors of the Company has duly adopted resolutions pursuant to which the board of directors (i) approved and authorized the execution and delivery of this Agreement and the other Transaction Documents to which the Company is or will be a party, (ii) approved the consummation of the Transactions, including the Merger, (iii) determined that the execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the Transactions is advisable, (iv) recommended that the Stockholders of the Company approve this Agreement and the Merger and (v) directed that this Agreement and the Merger be submitted to the Stockholders of the Company for their approval. Such resolutions have not been rescinded or modified and are in full force and effect. This Agreement has been, and each other Transaction Document to which the Company or any of its Subsidiaries is a party will be, duly executed and delivered by the Company and/or such Subsidiary and, assuming this Agreement and each other Transaction Document to which any of them is a party is a valid and binding obligation of Buyer and/or the other parties thereto, will constitute a valid and binding obligation of the Company and any such Subsidiary, enforceable against the Company and any such Subsidiary in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
(b)    The approval of the holders of a majority of the outstanding capital stock of the Company entitled to vote thereon is the only vote or approval of the Company's Stockholders required to approve this Agreement and the Merger (the "Necessary Stockholder Approval").
(c)    Assuming receipt of the consents set forth on Schedule 3.02(c), the Necessary Stockholder Approval and the HSR Approval, and except as set forth on Schedule 3.02(c), the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not and will not: (i) conflict with or violate the certificate of incorporation, bylaws or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property, right or asset of the Company or any of its Subsidiaries is bound; or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property, right or asset of the Company or any of its Subsidiaries under, any Lease or any other contract or agreement to which the Company or any of its Subsidiaries is a party or by which any of its or their assets is subject, except, in the case of clause (iii), for any such breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or which would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

3.03    Governmental Consents. Except as set forth on Schedule 3.03, the Company is not, and none of its Subsidiaries is, required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) any filings required to be made under the HSR Act, (b) such filings as may be required by any applicable federal or state securities or "blue sky" Laws, (c) any consents, approvals or filings that may be required solely by reason of the Buyer's or Merger Sub's participation in the Transactions or any facts or circumstances relating to Buyer, Merger Sub or any of their respective Affiliates or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, is not material to the Company and its Subsidiaries taken as a whole or would not reasonably be expected to prevent or materially delay the consummation of the Transactions.
3.04    Capitalization.
(a)    The authorized and outstanding capital stock or other equity interest of the Company, and the record and beneficial owners thereof as of the date hereof, is as set forth on Schedule 3.04(a). All of the outstanding shares of capital stock or other equity interests of the Company and its Subsidiaries have been duly authorized and are validly issued and have not been issued in violation of, and are not subject to, any preemptive or subscription rights or rights of first refusal, and have been issued in compliance with applicable securities Laws or exemptions therefrom. There are no shares of capital stock of the Company owned by any Subsidiary of the Company. No shares of capital stock of the Company are certificated, and no shares of Preferred Stock are issued and outstanding.
(b)    Schedule 3.04(b)(i) sets forth a complete and correct list of each outstanding Option as of the date hereof, including the number of shares of Common Stock issuable upon exercise, the exercise price, the vesting schedule and the name of the holder thereof. Except as set forth in the first sentence of Section 3.04(a) or on Schedule 3.04(b)(i), there are no outstanding options, warrants, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, other equity-based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments made by the Company or any of its Subsidiaries relating to the issuance, purchase, sale or repurchase of any shares of capital stock, limited liability company interests or other equity interests issued by the Company or any of its Subsidiaries containing any equity features, or contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company or any of its Subsidiaries relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.04(b)(ii), the Company or one or more of its Subsidiaries own all of the outstanding shares or other equity interests of its Subsidiaries free and clear of all Liens other than Permitted Liens.

(c)    Except as set forth on Schedule 3.04(c), there are no (i) proxies, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any capital stock or equity interests of the Company or any such Subsidiary or (ii) obligations or commitments restricting the transfer of, or requiring the registration or sale of, any shares of capital stock or other equity interests of the Company or any such Subsidiary. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the Stockholders of the Company or any such Subsidiary.
3.05    Subsidiaries.
(a)    Schedule 3.05(a) sets forth, as of the date of this Agreement, each of the Company's Subsidiaries, including (i) its name, (ii) its jurisdiction of organization, (iii) its form of organization, (iv) its authorized equity interests, (v) its issued and outstanding equity interests, including the number thereof, (vi) the holder(s) of such issued and outstanding equity interests and (vii) the jurisdictions in which it is qualified to do business.
(b)    Except as set forth on Schedule 3.05(a), the Company does not, and none of its Subsidiaries, (i) owns, directly or indirectly, beneficially or of record, or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity or (ii) is under any obligation to form or participate in, or provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in any corporation, organization or entity other than a direct or indirect wholly owned Subsidiary of the Company.
3.06    Financial Statements; No Undisclosed Liabilities.
(a)    Attached to Schedule 3.06(a) are complete and correct copies of: (i) the stand-alone unaudited consolidated balance sheet as of March 31, 2020 (the "Latest Balance Sheet"), and the related stand-alone unaudited statement of income for the three-month period then ended, of the Company and its Subsidiaries (collectively, the "Most Recent Financial Statements"), (ii) the stand-alone unaudited consolidated balance sheet as of December 31, 2019, and the related stand-alone unaudited statement of income and cash flows for the fiscal year ended December 31, 2019, of the Company and its Subsidiaries (the "2019 Unaudited Financial Statements") and (iii) the division-level unaudited statement of income for the fiscal year ended December 31, 2018 for the business of the Company and its Subsidiaries (the "2018 Unaudited Statement of Income" and, together with the 2019 Unaudited Financial Statements, the "Company Unaudited Financial Statements" and, collectively with the Most Recent Financial Statements, the "Financial Statements"). The calculations, judgments, principles and adjustments used in preparing, and the underlying balances set forth in, the Financial Statements were prepared in accordance with GAAP, consistently applied (other than footnotes required by GAAP and other than, in the case of the Most Recent Financial Statements, for the absence of year-end notes). The 2018 Unaudited Statement of Income has been prepared in good faith based upon the Company's reasonable estimates, assumptions and judgments as to the financial performance of the business of the Company and its Subsidiaries and reasonably and fairly presents the results of operations of the business of the Company and its Subsidiaries, operated as a standalone business and not as part of a consolidated group, as of the period then ended. The Most Recent Financial Statements and the 2019 Unaudited Financial Statements fairly present in all material respects (i) the financial position of the Company and its Subsidiaries as of the date thereof and (ii) the consolidated results of operations and cash flows of the Company and its Subsidiaries for the fiscal periods covered thereby.
(b)    Except as set forth on Schedule 3.06(b), the Company and its Subsidiaries do not have any Liabilities except (i) Liabilities accrued on or reserved against in the Latest Balance Sheet, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (iii)  Liabilities to be included in the computation of Closing Indebtedness or Transaction Expenses, (iv) Liabilities to be included in the computation of Closing Net Working Capital, and (v) other Liabilities which would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole. This representation will not be deemed breached as a result of a change in applicable Law, the Code or GAAP after the Closing.
(c)    The Company has in place appropriate systems and processes (including the maintenance of proper books and records) designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company's principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Financial Statements (such systems and processes being herein referred to as the "Financial Controls"). The Company has in place a revenue recognition policy consistent with GAAP. Neither the Company, its officers nor, to the Company's knowledge, the Company's independent accountants, has identified or been made aware of any complaint, allegation, deficiency, assertion or claim, whether written or oral, regarding the Financial Controls or the Financial Statements that has not been resolved. To the Company's knowledge, there have been no instances of fraud or intentional misrepresentation in the preparation of the Financial Statements, in connection with the Financial Controls of the Company or otherwise by any employee, whether or not material, that occurred during any period covered by the Financial Statements.
3.07    Absence of Certain Developments. Except as set forth on Schedule 3.07, (i) since the date of the Latest Balance Sheet until the date of this Agreement, the Company and its Subsidiaries have conducted their businesses, in all material respects, in the ordinary course of business consistent with past practice and (ii) since the date of the Latest Balance Sheet, there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.07 or as expressly contemplated by this Agreement, from the date of the Latest Balance Sheet until the date of this Agreement neither the Company nor any of its Subsidiaries has:
(a)    amended or modified its certificate of incorporation or bylaws (or equivalent organizational or governance documents);
(b)    issued, delivered or sold, disposed or pledged any of its shares of, or authorized the same in respect of, capital stock, any voting securities or any other equity interests or any options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, calls or commitments with respect to such securities of any kind, or granted phantom stock or other similar rights with respect to any of the foregoing;
(c)    created, incurred, assumed, guaranteed, cancelled or compromised any Indebtedness for borrowed money other than (x) incurred in the ordinary course of business pursuant to the Company's existing revolving credit facilities, including the ADC Loan Facility, or (y) incurred or cancelled pursuant to arrangements solely among or between the Company and one or more of its director or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;
(d)    announced, implemented or effected any reduction-in-force, lay-off, furlough or other program resulting in the termination of employment of employees (other than terminations of individual employees in the ordinary course of business);
(e)    (i) except as required pursuant to the agreements listed on Schedule 3.11 or Schedule 3.15(a), increased or granted any increase in the cash compensation of any former or current officer or employee (including new hires) by an amount greater than three percent (3%) of such Person's total compensation, and, notwithstanding the foregoing, in no event was any increase or grant of increase to such Person's cash compensation in excess of $75,000, (ii) decreased the base salary or base wages of any officer, employee or individual independent contractor, (iii) materially increased or decreased the benefits under any material Plan, (iv) adopted, amended or terminated any material Plan (including any plan, policy or other arrangement that would be a Plan if it were in existence as of the date of this Agreement), (v) granted any additional rights to severance or termination pay to any current or former, officer or employee of the Company or any of its Subsidiaries (in each case, except for increases in benefits under existing Plans in the ordinary course of business or as otherwise required by Law) or (vi) taken any other action in respect of any officer, employee or independent contractor's service, compensation or benefits, in each case, in response to the COVID-19 pandemic;
(f)    approved or adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization;
(g)    took any action that would be prohibited by Sections 5.01(b)(iii), 5.01(b)(viii)(I), 5.01(b)(xii), 5.01(b)(xiv), 5.01(b)(xv), 5.01(b)(xvi), 5.01(b)(xix), 5.01(b)(xx) or 5.01(b)(xxi);
(h)    mortgaged, pledged, subjected, or permitted to be subjected, any material portion of its assets to any Lien, except for Permitted Liens, or sold, assigned, transferred, conveyed, leased or otherwise disposed of any portion of its assets that is material to the Company and its Subsidiaries taken as a whole;
(i)    made any acquisition of any other business or assets or liabilities of another Person that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (whether by merger, stock or asset purchase or otherwise);

(j)    made any loans or advances to any Persons, except to employees and extensions of credit to payors, in each case, in the ordinary course of business consistent with past practice;
(k)    cancelled, waived or released any material debts, rights or claims in favor of the Company or any of its Subsidiaries except in the ordinary course of business; or
(l)    agreed, committed or entered into any binding understanding to do any of the foregoing.
3.08    Litigation; No Orders. Except as set forth on Schedule 3.08, there are, and during the past three (3) years there have been, no Legal Proceedings pending against or by the Company or any of its Subsidiaries, at law or in equity, and, to the Company's knowledge, no such Legal Proceedings are threatened against the Company or any of its Subsidiaries, and the Company and its Subsidiaries are not a party to or subject to, or in default under, any outstanding Order of any Governmental Body, other than any Legal Proceeding or Order where no material injunctive or equitable relief is sought or where, if adversely determined, the monetary damages are covered by insurance and would not be material to the Company and its Subsidiaries taken as a whole. As of the date of this Agreement, except as set forth on Schedule 3.08, there are no Legal Proceedings pending or, to the Company's knowledge, threatened against or affecting the Company or any of its Affiliates at law or in equity, that will materially adversely affect the Company's performance under this Agreement or the consummation of the Transactions.
3.09    Permits; Compliance with Laws. Except as set forth on Schedule 3.09:
(a)    Each of the Company and its Subsidiaries holds and is in compliance, in all material respects, with all permits, certificates, licenses, approvals, registrations, consents and authorizations that are material to the Company and its Subsidiaries taken as a whole and are required by it in connection with the conduct of its business under all applicable Laws and Orders (the "Permits"). All of the Permits are valid and in full force and effect and none of the Permits is reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions.
(b)    The Company and its Subsidiaries are, and during the past three (3) years have been, in compliance, in all material respects, with all applicable Laws and Orders. In the past three (3) years, neither the Company nor any of its Subsidiaries has received any notice of any Legal Proceeding against it alleging any failure to comply in any material respect with any such Laws or Orders. To the knowledge of the Company, no investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or threatened, and in the past three (3) years, neither the Company nor any of its Subsidiaries has received any notice of any such investigation, except, in each case, for any such investigation that, if adversely determined, would not be material to the Company and its Subsidiaries taken as a whole.
3.10    Tax Matters.
(a)    Except as set forth on Schedule 3.10, for the past six (6) years:

(i)    the Company and its Subsidiaries have timely filed (taking into account applicable extensions of time to file) all income and all other material Tax Returns that are required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects;
(ii)    the Company and its Subsidiaries have (A) timely paid (taking into account applicable extensions of time to file) all material amounts of Taxes due and owing by them (whether or not shown on a Tax Return), other than Taxes that are not yet due and payable or Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (B) timely withheld with respect to its employees, independent contractors, creditors, equity holders and other third parties (and timely paid over any withheld amounts to the appropriate Governmental Bodies) all material amounts of Taxes required to be withheld, (C) materially complied with all applicable Laws relating to the payment, collection and withholding of Taxes and (D) collected all material amounts of sales or use Taxes required to be collected and have remitted or will remit on a timely basis such amounts to the appropriate Governmental Bodies or have been furnished properly completed exemption certificates;
(iii)    true, correct and complete copies of all filed income Tax Returns of the Company and its Subsidiaries for taxable years commencing on or after December 31, 2015 have been delivered or made available to Buyer;
(iv)    no material deficiency or proposed adjustment which has not been paid, settled or resolved has been asserted or assessed in writing by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries;
(v)    neither the Company nor any of its Subsidiaries has consented in writing to extend the time in which any Tax may be assessed or collected by any taxing authority of any Governmental Body, which extension is still in effect;
(vi)    there are no ongoing or pending Tax audits or examinations by any taxing authority of any Governmental Body against the Company or any of its Subsidiaries, and to the knowledge of the Company, no such audit or examination is being contemplated;
(vii)     neither the Company nor any of its Subsidiaries is a party to or bound by any (A) Tax indemnity, allocation or sharing agreement (other than commercial agreements the primary focus of which is not Tax) or (B) closing agreement, offer in compromise or any other similar agreement with any taxing authority of any Governmental Body;
(viii)    no claim has been made by any taxing authority of any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax by that jurisdiction;
(ix)    neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was the Company or its Subsidiaries, or (B) has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any analogous or similar provision of Tax Law), as a transferee or successor, by contract (other than commercial agreements entered into in the ordinary course of business the primary focus of which is not Tax);
(x)    neither the Company nor any of its Subsidiaries has participated in any "reportable transaction" as defined in Section 6707A of the Code (other than a loss transaction);
(xi)     there are no material Liens for Taxes, other than Permitted Liens, upon the assets of the Company or its Subsidiaries;
(xii)    no power of attorney with respect to any Tax matter is currently in force with respect to the Company or any of its Subsidiaries in favor of any Person other than the Company or any of its Subsidiaries that would, in any manner, bind, obligate or restrict the Company or any of its Subsidiaries or Buyer or any of its Affiliates after the Closing.
(xiii)    neither the Company nor any of its Subsidiaries (A) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following with respect to the Company or any of its Subsidiaries: (I) change in method of accounting for a taxable period ending on or prior to the Closing Date; (II) "closing agreement" as described in Code Section 7121 (or any analogous or similar provision of Law) executed on or prior to the Closing Date; (III) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code Section 1502 (or any analogous or similar provision of Law); (IV) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (V) installment sale or open transaction disposition made on or prior to the Closing Date; (VI) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (VII) election by the Company or any of its Subsidiaries under Section 108(i) of the Code or (B) has any unpaid liability under Section 965 of the Code; and
(xiv)     neither the Company nor any of its Subsidiaries (A) is, or has ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A) of the Code, (B) has distributed stock of another Person, nor has any of such party's stock (or other equity interests) been distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code or (C) has, since September 29, 2017, ever conducted a trade or business in any country other than the United States.
(b)    For the purposes of this Section 3.10, any reference to the Company or any of its Subsidiaries shall be deemed to include any Person that merged with or was liquidated or converted into the Company or such Subsidiary.
3.11    Contracts.
(a)    Except as set forth on Schedule 3.11, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any:

(i)    collective bargaining agreement or other contract with any labor union or similar association representing any employees;
(ii)    currently effective employment, separation, change in control, consulting or similar agreement with any employee, officer or director providing for base compensation, severance or change in control payments, in each case, in excess of $150,000 per annum that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $150,000 or less and any currently effective severance agreement with any officer or director that provides for aggregate payments in excess of $150,000;
(iii)    agreement under which the Company or one of its Subsidiaries has borrowed any money or issued any note, indenture or other evidence of indebtedness or guaranteed liabilities of others (other than intercompany Indebtedness solely among the Company and its Subsidiaries, guarantees of indebtedness of the Company or any of its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements, in each case in the ordinary course of business), in each case, having an outstanding principal amount in excess of $250,000;
(iv)    agreement pursuant to which the Company or any of its Subsidiaries (A) is granted by any Person any license or non-assertion under or with respect to any Intellectual Property rights of any Person (excluding licenses for Open Source Materials or commercially available off-the-shelf Software available on standard terms for a one-time or annual fee (whichever is higher) of no more than $50,000 in the aggregate) or (B) grants to any Person any license or non-assertion under or with respect to any Owned Intellectual Property (excluding non-exclusive licenses of Intellectual Property granted to customers in the ordinary course of business);
(v)    lease or other agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $50,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $50,000 or less;
(vi)    lease or other agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $50,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $50,000 or less;
(vii)    agreement with a Key Supplier or a Key Customer;
(viii)    agreement providing for material indemnification rights or obligations to or from any Person with respect to Liabilities relating to the Company or any of its Subsidiaries, other than any agreement entered into in the ordinary course of business consistent with past practice;
(ix)    agreement that (A) restricts in any material respect the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world, (B) grants any material exclusive rights to the Company, any of its Subsidiaries or any other party thereto or (C) prohibits the Company or any of its Subsidiaries from soliciting or hiring any Person;
(x)    agreement that (A) requires the provision to the other parties thereto of "most favored nations" pricing, (B) provides for minimum volume requirements, minimum purchase requirements, or other similar requirements, (C) grants any third Person any rebate, credit or other analogous benefits (whether upon the satisfaction of milestone or otherwise) or (D) provides for any other price protection, price adjustment or discount rights;
(xi)    agreement relating to any acquisition or disposition by the Company of any assets, rights or properties of the Company or any merger, consolidation or similar business combination transaction;
(xii)    agreement pursuant to which the Company has (A) any unfulfilled obligation to pay any purchase price thereunder in excess of $100,000 or (B) any deferred purchase price, "earn-out", purchase price adjustment or similar contingent purchase price payment obligation;
(xiii)    agreement that involves any take-or-pay or requirements arrangement other than in the ordinary course of business;
(xiv)    agreement relating to any joint venture, strategic alliance, partnership, or sharing of profits;
(xv)    agreement involving any resolution or settlement of any actual or threatened Legal Proceeding involving the Company or its Subsidiaries with outstanding payment obligations of the Company or its Subsidiaries in excess of $100,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries;
(xvi)    agreement for management, consulting or financial advisory services where payments exceed $100,000 annually that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less for a cost of $100,000 or less;
(xvii)    agreement that results in a Person holding a power of attorney from the Company or any of its Subsidiaries; or
(xviii)    agreement or understanding to enter into any of the foregoing.
(b)    Each of the agreements listed or required to be listed on Schedule 3.11 and each of the Leases is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the knowledge of the Company, each of the other parties thereto, and is not subject to any claims, charges, set-offs or defenses. Neither the Company nor any of its Subsidiaries, as applicable, is in material default (with or without notice or lapse of time or both), or is alleged in writing by the counterparty thereto to have breached or to be in material default, under any Lease or any agreement listed or required to be listed on Schedule 3.11, and, to the knowledge of the Company, the other party to each Lease or each of the agreements listed or required to be listed on Schedule 3.11 is not in material default (with or without notice or lapse of time) thereunder. The Company has made available to Buyer complete and correct copies of all agreements required to be listed on Schedule 3.11 and all Leases, together with all modifications, amendments and supplements thereto. None of the agreements listed or required to be listed on Schedule 3.11 or any of the Leases has been cancelled or otherwise terminated (except expirations pursuant to the terms thereof and terminations requested by the Company), and neither the Company nor its Subsidiaries has received any written notice from any Person regarding any such cancellation or termination.
3.12    Real and Personal Property.
(a)    Schedule 3.12(a) contains a complete and correct list of (i) all real property leased, subleased or licensed by the Company and its Subsidiaries or with respect to which the Company and its Subsidiaries have the right to use, occupy or access pursuant to real property agreements, including easements, rights of way, railway agreements or other similar real property agreements with respect to which the annual lease payments are greater than $100,000 (the "Leased Real Property"), (ii) the agreements pursuant to which such Leased Real Property is leased, subleased or licensed and (iii) the identity of the lessor and lessee of each parcel of Leased Real Property (the "Leases"). Except as set forth on Schedule 3.12(a), (i) neither the Company nor its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof and (ii) neither the Company nor its Subsidiaries is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein. The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, free and clear of all Liens other than Permitted Liens.
(b)    Neither the Company nor any of its Subsidiaries has received written notice that any of the Leased Real Property is subject to any pending suit for condemnation, eminent domain or other taking by any Governmental Body, and, to the knowledge of the Company, no such condemnation, eminent domain or other taking is threatened in writing. There are no contractual or legal restrictions that preclude or restrict the ability to use any of the Leased Real Property, except as set forth in the Leases. There are no material latent defects or material adverse physical conditions affecting any of the Leased Real Property. All structures and other buildings on the Leased Real Property are in good operating condition and repair in all material respects (normal wear and tear excepted) for the requirements of the conduct of the business of the Company.
(c)    The Company and its Subsidiaries do not own, and have never owned, any real property.
(d)    Schedule 3.12(d) sets forth a list of all material leases of tangible assets and other personal property of the Company and its Subsidiaries. The Company (or any of its Subsidiaries, as the case may be) has good and valid title to, or in the case of leased tangible assets and other personal property, a valid leasehold interest in, all of the material tangible assets and other personal property that are necessary for the Company (or any of its Subsidiaries, as the case may be) to conduct its business as conducted on the date hereof, in each case, free and clear of all Liens (other than Permitted Liens). All such material tangible assets and other personal property are in good condition and repair in all material respects, normal wear and tear excepted.

(e)    The assets, properties and rights of the Company and its Subsidiaries include all of the assets, properties and rights used or held for use in the business of the Company and its Subsidiaries and, together with the rights provided to the Company and its Subsidiaries under the License Agreement, are sufficient for the conduct and operation of the business of the Company and its Subsidiaries following the Closing in substantially the same manner as presently conducted.
3.13    Intellectual Property and Data Privacy.
(a)    Schedule 3.13(a) sets forth a true and complete list of all Intellectual Property that is registered, filed or issued under the authority of any Governmental Body or with any domain name registrar, and all applications for Intellectual Property, in each case that is owned (or purported to be owned) by the Company or one or more of its Subsidiaries (collectively, the "Scheduled Intellectual Property") and including in each case (other than with respect to domain names), as applicable, the owner of record, jurisdiction in which each such item has been issued or filed, registration number and application number, and, with respect to each domain name, the registrar and registrant. There are no actions that must be taken by the Company or any of its Subsidiaries within 90 days after the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing with any Governmental Body of any responses, office actions, documents, applications or certificates, for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Scheduled Intellectual Property. All Scheduled Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.
(b)    The Company or one or more of its Subsidiaries solely and exclusively owns all right, title and interest in and to the Owned Intellectual Property and, together with the rights granted to the Company and its Subsidiaries in the License Agreement, has valid, continuing rights to all other Intellectual Property as the same is used in or necessary for the operation of the business of the Company and its Subsidiaries as presently conducted (such Intellectual Property together with the Owned Intellectual Property, the "Company Intellectual Property"), free and clear of all Liens, other than Permitted Liens.
(c)    Neither the Company's nor any of its Subsidiaries' use of the Owned Intellectual Property nor the conduct or operation of the business of the Company or any of its Subsidiaries has, in the past six (6) years, infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property of any other Person. As of the date hereof, neither the Company nor any of its Subsidiaries (i) is the subject of any pending or, to the knowledge of the Company, threatened Legal Proceedings alleging any infringement, misappropriation or other violation of any Person's Intellectual Property by the Company or any of its Subsidiaries or (ii) in the past six (6) years has received any notice or claim challenging the ownership, use, validity or enforceability of any Owned Intellectual Property (other than office actions issued by the United States Patent and Trademark Office, or corresponding foreign Governmental Body, in the ordinary course of prosecution of any Scheduled Intellectual Property), and, to the knowledge of the Company, there is no reasonable basis for any claim that the Company or any of its Subsidiaries does not own any particular Owned Intellectual Property.
(d)    To the knowledge of the Company, and except as set forth on Schedule 3.13(d), (i) no Person has infringed, misappropriated or otherwise violated in the past six (6) years or is currently infringing, misappropriating or otherwise violating, any Owned Intellectual Property, and (ii) no such claims have been made against any Person in the past three (3) years by the Company or any of its Subsidiaries.
(e)    (i) The Company Intellectual Property, together with the rights granted to the Company and its Subsidiaries under the License Agreement, includes all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries in the manner in which such business is currently being conducted, (ii) upon the consummation of the Closing, the Company and its Subsidiaries shall have all of the Intellectual Property rights necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and all of such rights shall be exercisable by the Company and its Subsidiaries to the same extent as by the Company and its Subsidiaries immediately prior to the Closing, except as otherwise provided in the License Agreement, and (iii) upon the consummation of the Platform Separation (as such term is defined in the License Agreement), the Company and its Subsidiaries had all of the Intellectual Property rights necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the Platform Separation Date, and immediately after the Platform Separation Date all of such rights were exercisable by the Company and its Subsidiaries to the same extent as by the Company and its Subsidiaries immediately prior to the Platform Separation Date, except as otherwise provided in the Previous License Agreement (as such term is defined in the License Agreement).
(f)    Each of the Company and its Subsidiaries has taken steps that are commercially reasonable under the circumstances to maintain the secrecy of its material trade secrets. No trade secret constituting Owned Intellectual Property that is material to the business of the Company or any of its Subsidiaries, as presently conducted, and no trade secret of any third party with respect to which the Company or any of its Subsidiaries has a confidentiality obligation, has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any of its or their former or current employees or any other Person other than pursuant to a valid written agreement restricting, to the extent reasonable under the circumstances, the disclosure and use of such material trade secret. All current and former employees, consultants and independent contractors of the Company or any of its Subsidiaries who have created, developed or conceived Owned Intellectual Property for or on behalf of the Company or its Subsidiaries or who have had access to material trade secrets of the Company and its Subsidiaries have executed valid written agreements pursuant to which such Persons have (i) agreed to hold all trade secrets of the Company and its Subsidiaries in confidence both during and after their employment or engagement, as applicable, and (ii) presently assigned to the Company or one of its Subsidiaries all of such Person's rights, title and interest in and to all Intellectual Property created, developed or conceived for the Company or any of its Subsidiaries in the course of their employment or engagement by the Company or any of its Subsidiaries. To the knowledge of the Company, no party to any such agreements is in default or breach in any material respect of any such agreements.
(g)    Except with respect to services or rights contemplated to be provided under the License Agreement, the Company owns or has a valid right to access and use all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data and information used in connection with the business of the Company and its Subsidiaries as currently conducted (the "Company IT Systems"). The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of the Company of its Subsidiaries as currently conducted, and (ii) do not, to the knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or materially adversely affect the functionality of any Company IT Systems, except as disclosed in the written documentation for such Company IT Systems, or (B) enable or assist any Person to access without authorization any Company IT Systems.
(h)    No source code of any Software that constitutes Owned Intellectual Property ("Owned Software") has been licensed or otherwise provided to any third Person other than to consultants and contractors performing work on behalf of the Company or any of its Subsidiaries who are bound by valid written agreements restricting the disclosure and use of such source code. Neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other Person (other than the consultants and contractors described in the previous sentence) any of the source code of any Owned Software, and no such Persons have the right, contingent or otherwise, to obtain access to or use any such source code.
(i)    Neither the Company nor any of its Subsidiaries has (a) distributed any Open Source Materials in conjunction with or for use with any Owned Software; or (b) used any Open Source Materials in any manner that obligates the Company or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of any Owned Software to any third Person. Neither the Company nor any of its Subsidiaries has used any Open Source Materials in any manner that (i) transfers the rights of ownership in any Owned Software or Intellectual Property rights therein to any third Person; (ii) limits the Company's or any of its Subsidiaries' freedom of action with respect to the use or distribution of any Owned Software; or (iii) requires the Company or any of its Subsidiaries to permit any third Person to reverse engineer or replace portions of any Owned Software. All use and distribution of any Open Source Materials by the Company and its Subsidiaries is in compliance in all material respects with all licenses applicable thereto, including all copyright notice and attribution requirements.
(j)    The Company and each of the Company's Subsidiaries has complied in all material respects with (i) all applicable privacy policies of the Company and its Subsidiaries, (ii) all Privacy Laws, including by providing notice and obtaining consent to the extent required by applicable Privacy Laws and (iii) all Material Contracts that the Company or any of the Company's Subsidiaries has entered into with respect to the receipt, collection, compilation, use storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of any Personal Information. There is not any Legal Proceeding or, to the knowledge of the Company, any threatened Legal Proceeding currently pending against the Company or any of the Company's Subsidiaries with respect to non-compliance with Privacy Laws.
(k)    Each of the Company and the Company's Subsidiaries has used in the past three (3) years, and currently use, commercially reasonable means intended to protect the security of all Personal Information in the possession or control of the Company or its Subsidiaries and to protect all such Personal Information from loss, unauthorized access or other misuse. None of the

Company, the Company's Subsidiaries or, to the knowledge of the Company, any other Person has made any illegal or unauthorized use of any Personal Information collected by or on behalf of the Company or any of the Company's Subsidiaries in a manner that is in violation in any material respect with Privacy Laws. The Company and its Subsidiaries have disaster recovery and business continuity plans and take actions reasonably consistent with such plans in accordance with their reasonable judgment to safeguard the Personal Information in their possession or control.
(l)    To the knowledge of the Company, and except as set forth on Schedule 3.13(l), there have been no material breaches, security incidents, or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or its Subsidiaries. The Company and its Subsidiaries have not provided or, to the knowledge of the Company, been required to provide any notices to any Person in connection with any such unauthorized disclosure of Personal Information. Neither the Company or any of its Subsidiaries, nor any third party acting at the direction or authorization of the Company or any of its Subsidiaries, has paid any ransom to (i) any perpetrator of any data breach incident or cyber-attack suffered by the Company or any of its Subsidiaries, or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack suffered by the Company or any of its Subsidiaries, pursuant to a request for payment from or on behalf of such perpetrator or other third party.
3.14    Employees.
(a)    The Company has made available to Buyer a true, correct and complete list of all Persons who are employees, independent contractors or individual consultants of the Company as of the date of this Agreement, including any employee who is on a leave of absence of any nature, paid or unpaid, and sets forth for each such individual the following: (i) name, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate and (v) commission, bonus or other incentive based compensation.
(b)    The Company and its Subsidiaries have complied in all material respects with all applicable Laws governing labor, employment and employment practices, including all Laws respecting discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, disability rights or benefits, occupational safety and health (including the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues), employee whistle-blowing, immigration, workers' compensation, employee leave issues (including the federal Emergency Paid Sick Leave Act, the federal Emergency Family and Medical Leave Expansion Act, and any applicable state or local Laws concerning COVID-19-related paid sick or family leave or other benefits), affirmative action, unemployment insurance, plant closures and layoffs (including the WARN Act), employee privacy, employment practices and classification of employees, consultants and independent contractors.
(c)    There is no unfair labor practice charge or complaint pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar foreign, state or local government agency. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has experienced any union organizing or decertification activities in the past three (3) years, and, to the knowledge of the

Company, no such activities are underway or threatened. Neither the Company nor any of its Subsidiaries has experienced any strikes, work stoppage, slowdowns or other labor disputes pending against or affecting the Company or any of its Subsidiaries in the past three (3) years, and, to the knowledge of the Company, no such disputes are underway or threatened.
(d)    Except as would not reasonably be expected to result in material Liability, the Company and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to any service providers under applicable Laws, contract or Company policy. Schedule 3.14(d) sets forth the amount of any Taxes that otherwise would have been required to be remitted or paid by the Company or any of its Subsidiaries in connection with amounts paid by the Company or any such Subsidiary to any employee or individual service provider but have been deferred as permitted under the CARES Act.
(e)    To the Company's knowledge, no Person is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) with or to the Company or any of its Subsidiaries, or (ii) with respect to any service provider, to any third party with respect to such Person's right to be employed or engaged by the Company or to the knowledge or use of trade secrets or proprietary information.
(f)    In the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs, furloughs, or reductions in work hours that gave rise to notice obligations under the Worker Adjustment and Retraining Notification Act or any similar Law (collectively, the "WARN Act").
(g)    The Company and its Subsidiaries have complied in all material respects with any and all government orders restricting activity, such as "stay-at-home" orders or business closure orders, or other similar directives issued by federal, state, or local executive authorities applicable to any location in which the Company or its Subsidiaries operate. To the extent the Company or its Subsidiaries are or have been requiring employees to perform in-person work in any locations subject to such an order or directive, the Company represents that such continued operations and demands upon employees are in compliance in all material respects with such orders, for example, because such operations are "essential" or otherwise excluded from the applicability of the orders restricting activity.
(h)    To the extent the Company is aware of any employees of the Company or its Subsidiaries that have tested positive for COVID-19, the Company and its Subsidiaries have taken all precautions required under applicable Law with respect to such employees. The Company and its Subsidiaries have also used commercially reasonable efforts to document any such diagnosis to the extent required by the Occupational Safety and Health Administration.
3.15    Employee Benefit Plans.
(a)    Schedule 3.15(a) sets forth a complete and correct list of each material Plan. For the purposes of this Agreement, a "Plan" means an "employee benefit plan" (as such term is defined in Section 3(3) of ERISA), and any other retirement, pension, supplemental retirement, individual account based savings plans, employment, individual consulting, incentive compensation, bonus, collective bargaining, stock purchase, employee loan, deferred compensation, change in control, retention, severance, retiree medical or life insurance, Section 125 flexible benefit, sick leave, vacation pay, salary continuation, welfare benefit, equity or equity or equity-based compensation, perquisite and any other compensation or employee benefit plan, program, agreement or arrangement, whether or not subject to ERISA, whether formal or informal, written or unwritten, that is sponsored, maintained, contributed by or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liabilities, but excluding, in each case, any benefit or compensation plan, program, agreement or arrangement sponsored or maintained by a Governmental Body or required to be contributed to by the Company or any of its Subsidiaries pursuant to applicable Law.
(b)    With respect to each Plan, copies of the following have been made available to Buyer (if applicable to such Plan): (A) the current plan document, including any amendments thereto (or a written description of the terms and conditions of any such Plan that is unwritten), (B) the current trust agreement or other funding arrangement, (C) the most recent summary plan description, including any summary of material modifications required under ERISA with respect thereto, (D) the most recent annual reports on Form 5500 (and all schedules thereto) required to be filed and the most recent actuarial report, (E) the most recently received determination letter or opinion letter from the Internal Revenue Service, (F) non-discrimination testing for the most recently completed plan year, and (G) copies of any material notices to or from the IRS or any office or representative of the U.S. Department of Labor or any Governmental Body dated within the past year (or such longer period if the matter contained in such notice is currently unresolved) relating to any compliance issues.
(c)    Each Plan that is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Company's knowledge, nothing has occurred subsequent to the issuance of the most recent determination letter that would reasonably be expected to cause such Plan to lose its qualified status. The Plans are in material compliance with, and have for the past three (3) years been established, maintained, funded, operated and administered in all material respects with, their terms and applicable Laws, including the requirements of the Code and ERISA.
(d)    With respect to the Plans, (i) all contributions required to have been made by the Company or any of its Subsidiaries have been made in all material respects, (ii) there are no Legal Proceedings pending or, to the Company's knowledge, threatened against the Company or its Subsidiaries, other than routine claims for benefits, including any audit or investigation by any Governmental Body, and (iii) there have been no acts or omissions by the Company, any of the Company's Subsidiaries or, to the Company's knowledge, any ERISA Affiliate that have given or would reasonably be expected to give rise to any material fines, penalties, taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or the Company's Subsidiaries would expect to be materially liable, including on account of any ERISA Affiliate.

(e)    To the Company's knowledge, there have been no non-exempt "prohibited transactions" (as that term is defined in Section 406 of ERISA or Section 4975 of the Code).
(f)    None of the Company or any of its Subsidiaries sponsors, maintains, contributes to, or has any obligation to contribute to, or has any current or contingent liability with respect to (including on account of any ERISA Affiliate) any (i) "employee pension benefit plan" (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), (iii) multiple employer plan as described in Section 413(c) of the Code or (iv) "multiple employer welfare arrangement" as defined in Section 3(40) of ERISA.
(g)    None of the Plans obligates the Company or its Subsidiaries to provide a current or former employee (or any dependent thereof) with retiree health, retiree welfare or retiree life insurance benefits or health coverage after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Law.
(h)    The Company and its Subsidiaries are in material compliance with, and have during the past three (3) years complied in all material respects with, the applicable provisions of the Patient Protection and Affordable Care Act (the "Affordable Care Act"), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company to any material liability, penalties, or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Affordable Care Act.
(i)    Each Plan subject to Section 409A of the Code (if any) is in compliance in all material respects therewith, such that no Taxes or interest will be due and owing in respect of such Plan failing to be in compliance therewith. The Company and its Subsidiaries have no obligation to "gross-up" or otherwise indemnify any individual for any Tax, including under Sections 409A and 4999 of the Code.
(j)    The exercise price of all Options that do not otherwise comply with Section 409A of the Code is at least equal to the fair market value (determined in a manner that is consistent with Section 409A of the Code) of the Common Stock on the date such Options were granted, and neither the Company nor any of its Subsidiaries has incurred or will incur any liability to withhold taxes as a result of Section 409A of the Code upon the vesting of any Options. All Options constitute options to purchase "service recipient stock" (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(k)    Except as set forth on Schedule 3.15(k) or as required by applicable Law, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Transactions will (whether alone or in combination with any other event) (excluding any agreement contract, arrangement or plan entered into by, or at the direction of, Buyer or its Affiliates): (i) result in any payment or benefit becoming due in any amount of compensation or benefits otherwise payable, to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Plan or (ii) accelerate the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the

Company or its Subsidiaries or under any Plan, or increase any amount of compensation or benefits otherwise payable, to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Plan. Neither the execution, delivery and performance of this Agreement by the Company or the Transactions shall (whether alone or in combination with any other event) give rise to any "excess parachute payment" as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.
(l)    Except as set forth on Schedule 3.15(l), as of the date hereof, neither the Company nor any of its Subsidiaries has taken any steps towards implementing or undertaking any changes with respect to the service, compensation or benefits of the employees of the Company or its Subsidiaries, in each case, in response to the COVID-19 pandemic, that would be required to be disclosed on Schedule 3.07(d) or Schedule 3.07(e).
3.16    Insurance. The Company and each of its Subsidiaries have insurance policies in full force and effect for such amounts as are sufficient for all requirements of Law and all agreements to which the Company or any of its Subsidiaries is a party or by which it is bound. Schedule 3.16 sets forth each insurance policy maintained by or on behalf of the Company and its Subsidiaries on their properties, assets, products, business or personnel that is material to the Company and its Subsidiaries taken as a whole. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto have been paid, and no cancellation, termination, denial or reduction of coverage or material premium increase has occurred with respect to any such insurance policy, (b) neither the Company nor any of its Subsidiaries is in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to such policy (other than any action or inaction that has been remedied), and to the Company's knowledge no insurer has threatened the same with respect to any action or inaction, (c) none of the Company or its Subsidiaries has received a notice of non-renewal from any of its insurers and (d) neither the Company nor any of its Subsidiaries has made any claim under any such insurance policies as to which coverage has been disputed in writing (other than reservation of rights letters) by the applicable insurers. A complete and correct claims history relating to each such policy for the two-year period ending on the date hereof has been provided to Buyer. Except as set forth on Schedule 3.16, neither the Company nor its Subsidiaries has any self-insurance or co-insurance programs.
3.17    Environmental Matters.
(a)    Except as set forth on Schedule 3.17:
(i)    The Company and each of its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all Environmental Laws, which compliance has included obtaining and maintaining all Permits required under Environmental Laws that are material to the operations of the Company and its Subsidiaries taken as a whole as currently conducted.

(ii)    Neither the Company nor any of its Subsidiaries has in the past three (3) years received notice from any Governmental Body or any other Person that the Company and its Subsidiaries are in violation of or have liability under Environmental Laws, and no violation or liability under Environmental Laws is currently outstanding.
(iii)    No Hazardous Substance has been released by the Company or its Subsidiaries at any Leased Real Property in violation of, and in a manner that has resulted in or could reasonably be expected to result in liability under, any Environmental Law.
(b)    The Company has made available to the Buyer copies of all reports of any environmental studies or assessments to the extent in the possession or control of the Company or any of its Subsidiaries containing information regarding any actual or alleged material violation by the Company or its Subsidiaries of, or material liability of the Company or its Subsidiaries under, any Environmental Law.
3.18    Affiliated Transactions. Except as set forth on Schedule 3.18, no Stockholder, officer, director or Affiliate of the Company or any of its Subsidiaries or any Affiliate or immediate family member of any such Stockholder, officer or director (a) is a party to any agreement or transaction with the Company or its Subsidiaries having a potential or actual value or a Liability exceeding $50,000, other than (i) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment-related purposes in the ordinary course, (ii) customary employment arrangements in the ordinary course of business, (iii) the Plans, and (iv) agreements to sell commercial real estate as a customer of the Company or its Subsidiaries on the business's platform in the ordinary course of business on arm's length terms and which were not entered into in contemplation of the Transactions, and (b) has any interest or right (other than a de minimis and passive interest) in any material property or right, tangible or intangible, used by the Company or its Subsidiaries or (c) owns, directly or indirectly, any interest (other than a de minimis and passive interest) in, or is an officer, director, employee or consultant of, any Person which is a material supplier or material customer of the Company or any of its Subsidiaries.
3.19    Broker Fees. Except as set forth on Schedule 3.19, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any Subsidiary and is entitled to a fee or commission in connection with the Transactions from the Company or any Subsidiary of the Company. The fees and expenses of any such investment banker, broker, finder or other such intermediary shall be Transaction Expenses.
3.20    Key Suppliers; Key Customers.
(a)    Neither the Company nor its Subsidiaries have any material disputes concerning any products and/or services provided by any supplier or vendor who, in the fiscal year ended December 31, 2019, was one of the twenty (20) largest suppliers of products and/or services to the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable by the Company and its Subsidiaries (each, a "Key Supplier"), and, to the Company's knowledge, no Key Supplier has any material dispute with the Company or its Subsidiaries. Schedule 3.20(a) sets forth a correct and complete list of each Key Supplier. Neither the Company nor its Subsidiaries have received notice from any Key Supplier that such Person intends to cease conducting business with the Company or its Subsidiaries or that such Person intends to terminate or otherwise materially reduce or change the pricing or other terms of its existing relationship with the Company or its Subsidiaries.
(b)    Neither the Company nor its Subsidiaries have any material disputes concerning any products and/or services provided to any customer who, in the fiscal year ended December 31, 2019, was one of the twenty (20) largest purchasers of products and/or services from the Company and its Subsidiaries on a consolidated basis, based on amounts paid or payable to the Company and its Subsidiaries (each, a "Key Customer"), and, to the Company's knowledge, no Key Customer has any material dispute with the Company or its Subsidiaries. Schedule 3.20(b) sets forth a correct and complete list of each Key Customer. Neither the Company nor its Subsidiaries have received notice from any Key Customer that such Person intends to cease conducting business with the Company or its Subsidiaries or that such Person intends to terminate or otherwise materially reduce or change the pricing or other terms of its existing relationship with the Company or its Subsidiaries.
3.21    Anti-Corruption; Trade Compliance.
(a)    In the past five (5) years, none of the Company, any of its Subsidiaries or any of their respective officers, directors, managers or employees, or to the Company's knowledge, any Person associated with or acting for or on behalf of such Persons, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made any direct or indirect unlawful payment from corporate funds to any official or employee of any Governmental Body; (iii) made any unlawful bribe, payoff, influence payment, kickback or other unlawful payment; (iv) taken any action, directly or indirectly, that violates the Foreign Corrupt Practices Act of 1977 or any other applicable anti-corruption law of any foreign jurisdiction; or (v) created or caused the creation of any false or inaccurate books and records of the Company or any of its Subsidiaries related to any of the foregoing.
(b)    None of the Company, any of its Subsidiaries or any of their respective officers, directors, managers or employees, or to the Company's knowledge, any Person associated with or acting for or on behalf of such Persons, is a Person that is the subject of sanctions administered or enforced by the U.S. Treasury Department's Office of Foreign Assets Control or other applicable sanctions authority of any foreign jurisdiction. The Company and each of its Subsidiaries is and for the past five (5) years has been in compliance in all material respects with and in possession of any and all licenses, registrations, and Permits that may be required for the lawful conduct of their business under applicable import and export control laws, including without limitation the Export Administration Regulations and the International Traffic in Arms Regulations. Within the past five (5) years, neither the Company nor any of its Subsidiaries has made any voluntary disclosures to any Governmental Body under U.S. economic sanctions laws or U.S. import or export control laws and, to the Company's knowledge, has not been the subject of any governmental investigation or written inquiry regarding the compliance of the Company or any of its Subsidiaries with such laws or been assessed any fine or penalty under such laws.

3.22    No Additional Representations or Warranties. Except for the representations and warranties contained in this Article III, Buyer and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided, including pursuant to Section 5.02, to Buyer or its Affiliates or Advisors.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Buyer and Merger Sub represent and warrant to the Company that the statements in this Article IV are true and correct as of the date of this Agreement and as of the Closing.
4.01    Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, in each case, with full power and authority to enter into this Agreement and each other Transaction Document to which they are or will be a party and perform all of its obligations hereunder and thereunder.
4.02    Authorization; No Breach.
(a)    The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action (including any equityholder approvals) by Buyer and Merger Sub, and no other corporate proceedings or equityholder approvals on the part of each of Buyer or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement by Buyer or Merger Sub. This Agreement has been, and the other Transaction Documents to which they are or will be a party have been or will be, duly and validly executed and delivered by each of Buyer and Merger Sub, and, assuming that this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of the Company or the other parties thereto, this Agreement constitutes a valid and binding obligation of each of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors' rights or to general principles of equity.
(b)    Assuming receipt of and subject to the HSR Approval, neither Buyer nor Merger Sub is subject to or obligated under its respective certificate of incorporation or bylaws (or equivalent organizational documents), any applicable Law, or any material agreement or instrument, or any material license, franchise or permit, or subject to any Order, that will be breached or violated in any material respect by Buyer's or Merger Sub's execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party, or the consummation of the Transactions, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions.

4.03    Governmental Bodies; Consents. Neither Buyer nor Merger Sub is required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, except (a) any filings required to be made under the HSR Act, (b) such filings as may be required by any applicable federal or state securities or "blue sky" Laws, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Merger Sub to consummate the Transactions.
4.04    Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to Buyer's or Merger Sub's knowledge, threatened against or affecting Buyer, Merger Sub or any of their respective Affiliates at law or in equity, that will materially adversely affect Buyer's or Merger Sub's performance under this Agreement or the consummation of the Transactions.
4.05    Broker Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer, Merger Sub or any of their respective Affiliates that might be entitled to any fee or commission in connection with the Transactions.
4.06    Investment Representation. Buyer is acquiring the capital stock of the Surviving Corporation for its own account with the present intention of holding the capital stock of the Surviving Corporation for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Each of Buyer and Merger Sub is an "accredited investor" within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Each of Buyer and Merger Sub is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.
4.07    Financial Capability. Buyer and Merger Sub have, and will have at the Closing, sufficient cash, marketable securities, available lines of credit or other sources of immediately available funds to pay all obligations of Buyer and Merger Sub hereunder, including (i) the amounts payable pursuant to Section 2.02(a), including amounts owing in respect of Closing Indebtedness to be repaid in connection with the Closing and Transaction Expenses, and (ii) all of the out-of-pocket costs of Buyer and Merger Sub arising in connection with the consummation of the Transactions, and there is no restriction on the use of such cash for such purposes. Buyer and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Buyer's, Merger Sub's, their Affiliates' or any other Person's ability to obtain any financing for the consummation of the Transactions.
4.08    Solvency. Assuming satisfaction of the closing conditions set forth in Section 7.02, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Surviving Corporation), will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming satisfaction of the closing conditions set forth in Section 7.02, and the solvency of the Company immediately prior to the Effective Time, immediately after giving effect to the Transactions, Buyer and its Subsidiaries (including the Surviving Corporation), taken as a whole, will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Surviving Corporation).
4.09    Operation of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with its organization and formation, its execution and delivery of this Agreement and the other Transaction Documents and its performance of their obligations hereunder and thereunder or in furtherance of the Transactions. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Buyer. Except for Transaction Documents or as expressly authorized by written consent of the Company, neither Buyer nor Merger Sub, or any of their respective Affiliates, is a party to any contract or agreement, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to, or entered into in connection with, the Transactions.
4.10    No Additional Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that neither Buyer, Merger Sub nor any other Person on behalf of Buyer or Merger Sub makes any express or implied representation or warranty with respect to Buyer or Merger Sub or with respect to any other information provided to the Company or its Affiliates or Advisors by Buyer or Merger Sub.
ARTICLE V

COVENANTS OF THE COMPANY
5.01    Conduct of Company.
(a)    Except as expressly permitted by this Agreement or as required by applicable Law, from the date of this Agreement until the Closing, the Company will use commercially reasonable efforts to, and will cause each of its Subsidiaries to use commercially reasonable efforts to, (v) pay and perform all its material obligations when due in accordance with past practice and, subject to the rights of the Company set forth in Section 5.01(d), use its cash and cash equivalents in the ordinary course of business consistent with past practice, (w) maintain its Permits, including its broker licenses, so the same remain in full force and effect, (x) conduct its business in the ordinary course of business, (y) preserve substantially intact its business organization, and (z) preserve its present relationships with employees, customers, suppliers and other persons with which it has material business relations; provided that, notwithstanding the foregoing, (i) a reasonable good faith action taken solely to address an extraordinary or unusual event stemming directly from or arising directly out of the COVID-19 pandemic that is outside of the ordinary course of business shall not be deemed to be a breach of this Section 5.01(a), but the Company shall notify Buyer in writing prior to taking such action, (ii) no action by the Company or its Subsidiaries with respect to matters specifically and explicitly addressed by any other provision of this Section 5.01 will be deemed a breach of this Section 5.01(a), unless such action would constitute a breach of one or more of such other provisions, and (iii) the Company and its Subsidiaries' failure to take any action prohibited by Section 5.01(b) will not be a breach of this Section 5.01(a).
(b)    From the date of this Agreement until the Closing, except as (w) otherwise expressly permitted by this Agreement, except Section 5.01(a)(i) (for the avoidance of doubt, no action may be taken pursuant to Section 5.01(a)(i) to the extent such action is prohibited pursuant to Section 5.01(b)(i)-5.01(b)(xxiii)), (x) set forth on Schedule 5.01(b), (y) consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned), or (z) required by Law, the Company will not, and will not permit any of its Subsidiaries to:
(i)    amend or modify its certificate of incorporation or bylaws (or equivalent organizational or governance documents);
(ii)    except for issuances as may result from the exercise of Options outstanding as of the date hereof, issue, deliver or reissue, or sell, dispose or pledge any of its shares of, or authorize the same in respect of, capital stock, any voting securities or any other equity interest or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or grant phantom stock or other similar rights with respect to any of the foregoing;
(iii)    declare, set aside or pay any dividend or other distribution of assets (including in stock, property or otherwise) in respect of any shares of capital stock or other equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a direct or indirect wholly owned Subsidiary of the Company;
(iv)    adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;
(v)    create, incur, assume, guarantee, cancel, or compromise any indebtedness for borrowed money other than: indebtedness (x) for borrowed money not in excess of $250,000 in the aggregate that is fully prepayable and terminable by the Company at or prior to Closing, (y) incurred in the ordinary course of business pursuant to the Company's existing credit facilities, including the ADC Loan Facility, or (z) incurred or cancelled pursuant to arrangements solely among or between the Company and one or more of its direct or indirect wholly owned Subsidiaries or solely among or between its direct or indirect wholly owned Subsidiaries;
(vi)    mortgage, pledge or subject to any Lien, except for Permitted Liens, any portion of its assets that is material to the Company and its Subsidiaries, taken as a whole;

(vii)    announce, implement or effect any reduction-in-force, lay-off, furlough or other program resulting in the termination of employees (other than terminations of individual employees in the ordinary course of business);
(viii)    (A) except as required pursuant to any Plan, increase or grant any increase in the compensation of any of the Company's or its Subsidiaries' officers, directors, employees or other individual service providers (provided that the Company or any of its Subsidiaries may increase or grant any increase in the compensation of any such Person who receives a bona fide offer of employment and/or engagement from a third party to an amount not to exceed one hundred and three percent (103%) of the total compensation offered to such Person by such third party), (B) grant any bonuses or pay any bonuses except for bonuses that have been accrued as of the date of this Agreement but not yet paid, to any of the Company's or its Subsidiaries' officers, directors, employees or other individual service providers, (C) increase the benefits under any Plan or adopt, amend, or terminate any Plan, including any plan, policy or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, in each case, in a manner inconsistent with the ordinary course of business, (D) grant any additional rights to severance or termination pay to any current or former officer, director or employee of the Company or any of its Subsidiaries (except the Company or any of its Subsidiaries may provide severance or termination pay to terminated employees on an individual basis in the ordinary course of business consistent with past practice), (E) take any action to accelerate the vesting or payment of any compensation for the benefit of any current or former officer, director, employee or independent service provider, (F) grant or amend any award under any Plan, (G) terminate any employee with a base salary in excess of $75,000 other than for cause (H) hire any new employees, other than to fill any currently open positions listed on Schedule 5.01(b)(viii)(H), which schedule shall be mutually agreed upon by Buyer and the Company and shall set forth the (i) name of each open position and (ii) anticipated annual base compensation rate and commission, bonus or other incentive based compensation for each such position, or (I) enter into any new agreements with independent contractors or consultants that cannot be terminated on no more than fifteen (15) days' notice;
(ix)    approve or adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;
(x)    enter into a new agreement that would be required to be disclosed on Schedule 3.11 or Schedule 3.12(a) if it had been entered prior to the date of this Agreement or amend in a material manner, terminate, or waive any material rights under any of the agreements set forth on, or required to be set forth on, Schedule 3.11 or Schedule 3.12(a), in each case, other than in the ordinary course of business consistent with past practice;
(xi)    enter into or perform any transaction that would be required to be listed on Schedule 3.18, other than the termination of or any performance required by any transaction or contract listed on Schedule 3.18;
(xii)    (A) make, change or revoke any material election relating to Taxes, (B) file any income or other material Tax Return in a manner inconsistent with past practice except as otherwise required by applicable Law, (C) amend any income or other material Tax Return, (D) extend or waive the limitations period applicable to any material Tax claim or assessment, (E)

surrender any material Tax refund claim, (F) enter into any material closing agreement with respect to Taxes, (G) settle or compromise any material Tax liability or (H) request any ruling or similar guidance from any Governmental Body in respect of income or other material Taxes;
(xiii)    make any acquisition of another business or assets or liabilities of another Person that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (whether by merger, stock or asset purchase or otherwise);
(xiv)    sell, lease, license, assign, transfer, abandon, allow to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company's or any of its Subsidiaries' assets, rights, securities, properties, interests or businesses (other than Intellectual Property), except for (A) assets, rights, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $100,000 in the aggregate or not otherwise material to the Company's or any of its Subsidiaries' business, and (B) sales of inventory and dispositions of obsolete assets in the ordinary course of business;
(xv)    sell, lease, license, sublicense, assign, transfer, abandon, allow to lapse or otherwise dispose of, any Owned Intellectual Property (other than (A) non-exclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice or (B) with respect to immaterial or obsolete Intellectual Property) or disclose any material trade secrets or confidential information of the Company or any of its Subsidiaries or any of its or their respective customers to any other Person (other than in the ordinary course of business to a Person bound by confidentiality obligations reasonable under the circumstances with respect to such material trade secrets or confidential information);
(xvi)    (A) settle or compromise any Legal Proceedings other than settlements or compromises where the amount paid is less than $100,000 in the aggregate and which do not impose any restrictions on the operations or businesses of the Company or any of its Subsidiaries following the Closing or (B) commence any Legal Proceeding other than (1) for the routine collection of bills or (2) in such cases where the Company or such Subsidiary in good faith determines that failure to commence such Legal Proceeding would adversely affect in any material respect its business, so long as the Company consults with Buyer before the filing of such Legal Proceeding;
(xvii)    cancel, waive or release any material debts, rights or claims except (A) in the ordinary course of business; (B) for such items solely between the Company and one or more of its wholly-owned Subsidiaries or solely among or between its wholly-owned Subsidiaries; and (C) except as required under this Agreement in connection with the consummation of the Transaction;
(xviii)    make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, other than advances to employees and consultants for travel and other expenses in the ordinary course of business, consistent with past practice;

(xix)    make any capital expenditure or commitment, capital addition or capital improvement or enter into any capital or operating lease which, individually is in excess of $125,000 or, in the aggregate, are in excess of $300,000;
(xx)    reduce the amount or scope of any coverage provided by existing insurance policies or reduce the amount or scope of any indemnity bonds issued at the request or for the benefit of the Company or any of its Subsidiaries;
(xxi)     (A) make any change to its accounting principles, practices or policies from those utilized in the preparation of the Latest Balance Sheet, (B) write down, write-off or make any determination to write-off any of its assets or properties other than in the ordinary course of business, (C) make any material change in its general pricing practices or policies or any material change in its credit or allowance practices or policies or (D) delay or postpone in any material respect any payment of any accounts payable, or accelerate the collection of any accounts receivable;
(xxii)    utilize or leverage social insurance programs and/or specific legislation, in each case related to COVID-19, to the extent that such utilization or leveraging would reasonably be expected to, individually or in the aggregate, (x) result in any material obligation of, or material restriction on the conduct or operation of, the Company or any of its Subsidiaries following the Closing or (y) impair, delay or impede the consummation of the Transactions; provided that the Company shall notify Buyer of any utilization or leverage of any such programs or legislation; or
(xxiii)    agree, commit, arrange or enter into any understanding to do any of the foregoing.
(c)    For the avoidance of doubt, nothing contained herein shall permit Buyer or its Affiliates to control the operation of the Company and its Subsidiaries prior to the Closing.
(d)    Notwithstanding any other provision to the contrary contained in this Agreement, prior to the Adjustment Calculation Time and so long as no breach of the Company's existing credit facilities (if any) would result therefrom, the Company and its Subsidiaries shall be permitted to use their respective cash and cash equivalents to pay or repay any liabilities of the Company and its Subsidiaries (including amounts owed under the Indebtedness set forth on Schedule 5.07, if any).
(e)    To the extent that the Company or its Subsidiaries have modified their business practices, policies, or procedures to address the COVID-19 pandemic (including, for example, to comply with government orders restricting activity, such as "stay-at-home" orders or business closure orders, and/or to adhere to workplace health and safety guidance issued by health officials prior to the date of this Agreement), the Company and its Subsidiaries shall use commercially reasonable efforts to take reasonable precautions in terminating or relaxing such modifications to its practices, policies, or procedures (and shall keep Buyer reasonably informed regarding the same) to mitigate the risk of COVID-19 exposure to employees, business partners, customers, and other invitees onto Company-controlled premises, and it is understood and agreed that reasonable precautions include following directives and guidance from the Centers for Disease Control and Prevention, the United States Department of Labor, and the Occupational Safety and Health Administration.
5.02    Access to Books and Records. The Company shall, and shall cause each of its Subsidiaries to, provide Buyer, Merger Sub, and their respective Affiliates and Advisors with reasonable access, during normal business hours and upon reasonable advance notice, to the facilities, assets, properties, financial information, senior leadership team, and books and records of or regarding the Company and its Subsidiaries as reasonably requested from time to time; provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or involve any environmental sampling or testing or invasive or subsurface investigations, (b) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the Transactions, and (c) nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of its representatives if such access or disclosure (x) would cause material competitive harm to the Company or any of its Subsidiaries if the Transactions are not consummated, (y) would waive any legal privilege or (z) would be in violation of applicable Laws or the provisions of any agreement to which the Company or any of its Subsidiaries is a party (provided that the Company and its Subsidiaries shall use their commercially reasonable efforts to work in good faith with Buyer to determine a manner of providing such information or access in a manner that would not violate such Law or contract). In addition, to the extent reasonably requested by Buyer in connection with preparing its financial statements for the period in which Closing occurs, the Company and its Subsidiaries shall provide, at the cost and expense of Buyer, such additional information, data or support as is reasonably requested by Buyer, subject in each case to provisos (a), (b) and (c) set forth in the immediately preceding sentence. The Company does not make any representation or warranty as to the accuracy of any information, if any, provided pursuant to this Section 5.02, and Buyer and Merger Sub may not rely on the accuracy of any such information, in each case, other than the representations and warranties of the Company expressly and specifically set forth in Article III regarding the Company and its Subsidiaries, and the providing of any such information will not expand the claims or remedies available hereunder to Buyer, Merger Sub, or the Buyer Group in any manner. The information provided pursuant to this Section 5.02 will be used solely for the purpose of effecting the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement.
5.03    Regulatory Filings. Subject to Section 9.03, the Company will (a) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with Buyer and Merger Sub in exchanging such information and providing such assistance as Buyer and Merger Sub may reasonably request in connection with the foregoing and (c) (i) supply promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii) use reasonable best efforts to take all actions necessary to obtain all required clearances. The parties agree that this Section 5.03 (and not Section 5.05) sets forth the Company's sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03.

5.04    Exclusivity. From immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement pursuant to Article VIII), the Company will not, and the Company will cause its Subsidiaries not to, and will not authorize or permit any of its or their directors, partners, officers, managers, employees, agents, Affiliates or Advisors to, directly or indirectly, take any action to solicit, encourage, support, facilitate, initiate or engage in discussions or negotiations with, or provide any information to, or otherwise cooperate in any way with, or accept any proposal or offer from, any Person (other than Buyer, Merger Sub and their respective Advisors acting in such capacity) concerning any merger or recapitalization involving the Company or its Subsidiaries, any sale of the Common Stock or other equity interests of the Company or its Subsidiaries, any sale of all or a material portion of the assets or equity interests of the Company or its Subsidiaries or any similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the ordinary course of business) (an "Acquisition Transaction"). Upon execution of this Agreement the Company will, and will cause its Subsidiaries and their respective officers, directors, Affiliates and Advisors to, immediately cease and cause to be terminated any and all negotiations or discussions with any third party regarding any proposal concerning any Acquisition Transaction, including any access to any online or other datasites. From immediately after the execution and delivery of this Agreement and through the Closing (or the earlier termination of this Agreement pursuant to Article VIII), the Company will, and will use reasonable best efforts to cause its Subsidiaries and its and their directors, partners, officers, managers, employees, agents, Affiliates and Advisors to, promptly (and in no event later than 24 hours after receipt thereof) notify Buyer in writing (including by electronic mail) of any proposal, offer, inquiry or notice concerning an Acquisition Transaction or that would reasonably be expected to lead to a proposal relating to any Acquisition Transaction, or any request for information from a Person in respect of an Acquisition Transaction (including the material terms thereof and a copy of any written proposal, offer or request) that is received by the Company or any Affiliate, Advisor or representative of the Company. The Company will use reasonable best efforts to keep Buyer informed on a reasonably current basis (and, in any event, within 24 hours) of the status and details of any material modifications to any such proposal, offer or request.
5.05    Efforts. Subject to the terms of this Agreement (including the limitations set forth in Section 5.03 and this Section 5.05), the Company will, and will cause its Subsidiaries and Advisors to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (x) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (y) not take any action intended to prevent the Closing. For purposes of this Agreement, the "reasonable best efforts" and "commercially reasonable efforts" of the Company will not require the Company or any of its Subsidiaries, Affiliates or Advisors to (A) expend any money to remedy any breach of any representation or warranty hereunder, (B) commence any litigation or arbitration proceeding, (C) waive or surrender any right or modify any agreement (including any agreements set forth on Schedule 3.11), (D) offer or grant any accommodation or concession (financial or otherwise) to any third party, (E) make any payment to third parties or otherwise suffer any similar detriment, (F) subject to the Company's compliance with Section 9.03, Section 9.04 and Section 9.05(a), obtain or seek to obtain any consent required for the consummation of the Transactions, (G) waive or forego any right, remedy or condition hereunder, or (H) provide financing to Buyer or Merger Sub for the consummation of the Transactions; provided that the Company will be permitted to grant accommodations or concessions regarding any of the foregoing in its sole discretion so long as such accommodations or concessions (x) solely involve monetary payments included as Transaction Expenses in the Estimated Closing Statement to the extent such amounts are not paid before the Closing, or (y) are otherwise agreed in writing by Buyer.
5.06    280G Cooperation. The Company will, no later than two (2) Business Days prior to the Closing Date, use commercially reasonable efforts to seek to obtain the shareholder approval in accordance with Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto such that payments or benefits to be received or retained by any "disqualified individual" (as defined in Treasury Regulation Section 1.280G-1) arising in whole or in part as a result of or in connection with the Transactions should not be characterized as "excess parachute payments" under Section 280G of the Code. No later than one (1) Business Day prior to seeking such shareholder approval, the Company will request waivers from such "disqualified individuals," which waivers shall provide that unless such payments or benefits are approved by the shareholders of the Company to the extent and manner prescribed under Section 280G(b)(5)(B) of the Code and in a form reasonably acceptable to Buyer, such payments or benefits shall not be made; provided that in no event will this Section 5.06 be construed to require the Company to compel any Person to waive any existing rights under any contract or agreement that such Person has with the Company or any Subsidiary thereof and in no event will the Company be deemed in breach of this Section 5.06 if any such Person refuses to waive any such rights provided that the Company otherwise complies with the provisions of this Section 5.06. The parties acknowledge that this Section 5.06 shall not apply to any arrangements entered into at the direction of Buyer or its Affiliates or between Buyer and/or its Affiliates, on the one hand, and a disqualified individual on the other hand (the "Buyer Arrangements") unless the Buyer provides to the Company, no less than ten (10) Business Days prior to the Closing Date, a written description of any Buyer Arrangements, and in such case, the Company shall include such description in any materials disclosed to holders of Common Stock in connection with soliciting approval in accordance with this Section 5.06; provided, however, that for purposes of compliance with this Section 5.06, the Company may rely solely on the information (if any) provided by Buyer with respect to the Buyer Arrangements and that any failure to comply with this Section 5.06 as a result of any lack of, or misinformation relating to, the Buyer Arrangements shall not be deemed as a failure to comply with this Section 5.06. No later than five (5) Business Days prior to soliciting the waivers described above, the Company shall provide drafts of such waivers and related disclosure and approval materials and applicable analyses and calculations performed in connection therewith to Buyer for its reasonable review, comment and approval (which shall not be unreasonably withheld or delayed).
5.07    Repayment of Indebtedness. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a draft copy of a customary payoff letter (subject to delivery of funds as arranged by the Buyer and contemplated by Section 1.06(f)) from the holders of Indebtedness (if any) set forth on Schedule 5.07, and, on the Closing Date, the Company shall deliver to the Buyer an executed copy of such payoff letter. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to take actions necessary to facilitate the termination of commitments under the Indebtedness set forth on Schedule 5.07, subject to the occurrence of the

Closing, the repayment in full of all Indebtedness set forth on Schedule 5.07 then outstanding thereunder and the release of any Liens and termination of all guarantees supporting such Indebtedness set forth on Schedule 5.07 substantially contemporaneously with the Closing Date.
5.08    Spreadsheet. At least four (4) Business Days before the Closing, the Company will deliver to Buyer, a spreadsheet (the "Spreadsheet"), in a form reasonably acceptable to Buyer, dated and setting forth as of the Closing the following information:
(i)    the names of all holders of Common Stock and Options;
(ii)    in the case of Common Stock, the number of shares and class or series of Common Stock held by such Persons and the date on which the holder acquired such shares;
(iii)    in the case of Options, the number of shares and class or series of Common Stock subject to the Options, the exercise price per share in effect as of the Closing Date for each Option, and the extent to which each Option will be a Vested Option as of the Closing Date;
(iv)    in the case of Options, the tax status of such Options pursuant to Section 422 of the Code;
(v)    separately as to each type of security, the Closing Common Stock Per Share Merger Consideration and Closing Option Per Share Consideration payable to such holder in respect of the cancellation of such holder's Common Stock and Options pursuant to Section 1.05(b) and Section 1.05(c);
(vi)    the amount of any Taxes required to be withheld by the Company or Buyer from the amounts due in respect of Options under this Agreement;
(vii)    the aggregate dollar amount contributed to the Adjustment Escrow Account by each holder of Common Stock and Options in respect of such securities; and
(viii)    the aggregate dollar amount contributed to the Representative Holdback Amount by each holder of Common Stock and Options in respect of such securities.
5.09    Notifications. The Company will promptly notify each of Buyer and Merger Sub of: (a) any written notice or other written communication from any Person to the Company or any of its Subsidiaries alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any written notice or other written communication from any Governmental Body to the Company or any of its Subsidiaries related to or in connection with the Transactions; (c) any Legal Proceedings commenced or, to its knowledge threatened in writing, whether civil, criminal, administrative or investigative, relating to or involving the Company or any of its Subsidiaries that pertain to the consummation of the Transactions; and (d) any breach or inaccuracy of any representation or warranty of the Company or any of its Subsidiaries contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 7.02(a) not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.09 will not limit any of the representations and warranties of the Company set forth in this Agreement or the remedies available hereunder to Buyer and Merger Sub.
5.10    Insurance Policies. Prior to the Closing Date, the Company shall have purchased and fully paid, at its own expense, the premium for directors and officers (D&O) and primary errors and omissions (E&O) runoff insurance coverage, which by its terms shall survive the Closing and shall provide runoff coverage for not less than six years following the Closing Date, having limits, terms and conditions no less favorable in all material respects than the terms of the D&O and primary E&O liability insurance policies currently maintained by the Company. Such insurance shall be bound not later than the Closing Date and, for the avoidance of doubt, any amounts in respect of such policies not having been paid prior to the Adjustment Calculation Time shall be Transaction Expenses hereunder.
5.11    Additional Restrictive Covenant Agreement. Prior to the Closing, the Company shall use commercially reasonable efforts to encourage the individual set forth on Schedule 5.11 to enter into a restrictive covenant agreement with Buyer, in a form substantially similar to those Restrictive Covenant Agreements entered into by the individuals listed in clauses (vi)-(ix) of the definition of Restrictive Covenant Agreements. Notwithstanding anything in this Agreement to the contrary, it is understood and agreed by the parties hereto that (a) the individual set forth on Schedule 5.11 may not enter into such restrictive covenant agreement with Buyer (notwithstanding the Company's commercially reasonable efforts to encourage the same) and (b) compliance with this Section 5.11 shall be disregarded for purposes of determining whether the closing condition set forth in Section 7.02(b) has been satisfied and whether Buyer may have or has the right to terminate this Agreement pursuant to Article VIII.
5.12    Employee Census. On or prior to the day that is fifteen (15) days following the date of this Agreement, the Company shall provide to Buyer the information set forth in Schedule 5.12, which information shall be true, correct and complete as of the date of its provision. On or prior to the day that is five (5) Business Days prior to the Closing Date, the Company shall provide to Buyer an updated version of the information set forth in Schedule 5.12, which information shall be true, correct and complete as of the date of its provision.
ARTICLE VI

COVENANTS OF BUYER AND MERGER SUB
6.01    Access to Books and Records. From and after the Closing until the seventh anniversary of the Closing Date, Buyer will, and will cause the Surviving Corporation to, provide the Representative (and its Advisors reasonably requiring such access in light of the purposes therefor) with reasonable access, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, advisors, accountants, offices and properties (including for the purpose of better understanding the books and records) of the Company and its Subsidiaries so long as such access and provision (i) do not, in the Surviving Corporation's good faith judgment, unreasonably disrupt its business and organization and (ii) are reasonably necessary in the Representative's pursuit of a bona fide business pursuit. Unless otherwise consented to in writing by the Representative, neither Buyer nor the Surviving Corporation will, or will permit the Surviving Corporation's Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Surviving Corporation and its Subsidiaries for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof (at the Representative's cost and expense) that Buyer or the Surviving Corporation or any of its Subsidiaries may intend to destroy, alter or dispose of. Notwithstanding the foregoing, no such access shall be permitted to the extent it would (A) jeopardize the attorney-client privilege or other legal immunity or protection from disclosure of the Buyer, the Surviving Corporation or their Subsidiaries or (B) contravene any Law, contract or other obligation of confidentiality.
6.02    Regulatory Filings. Subject to Section 9.03, Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, use commercially reasonable efforts to (a) make or cause to be made all filings with and submissions to any Governmental Body required under any applicable Laws for the consummation of the Transactions, (b) coordinate and cooperate with the Company in exchanging such information and providing such assistance as the Company may reasonably request in connection with all of the foregoing, and (c) (i) supply promptly any additional information and documentary material that may be requested in connection with such filings, (ii) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (iii)  take all actions necessary to obtain all required clearances. The parties agree that this Section 6.02 (and not Section 6.04) sets forth Buyer's and Merger Sub's sole obligations with respect to regulatory filings, other than filings under the HSR Act, which is governed solely by Section 9.03.
6.03    Notification. Each of Buyer and Merger Sub will promptly notify the Company of: (a) any written notice or other written communication from any Person to Buyer or Merger Sub alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any written notice or other written communication from any Governmental Body to Buyer or Merger Sub related to or in connection with the Transactions; (c) any Legal Proceedings commenced or, to its knowledge threatened in writing, whether civil, criminal, administrative or investigative, relating to or involving Buyer, Merger Sub or their respective Affiliates that pertain to the consummation of the Transactions; and (d) any breach or inaccuracy of any representation or warranty of Buyer or Merger Sub contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 7.03(a) not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.03 will not limit any of the representations and warranties of Buyer or Merger Sub set forth in this Agreement or the remedies available hereunder to the Company.
6.04    Reasonable Best Efforts. Subject to the terms of this Agreement (including the limitations set forth in this Section 6.04 and in Section 9.03), Buyer and Merger Sub will, and will cause their respective Affiliates and Advisors to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including using reasonable best efforts to (x) assist the Company in making any required notices and obtaining all necessary actions or nonactions, waivers, consents and approvals from third parties as may be necessary, (y) cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and (z) not take any action intended to, or that would reasonably be expected to, prevent the Closing. Without limiting the foregoing, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Buyer, Merger Sub and their respective Subsidiaries shall not, and shall cause their respective Affiliates not to, take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Buyer, Merger Sub or any of their respective Subsidiaries of the Transactions.
6.05    Contact with Business Relations. Buyer and Merger Sub acknowledge that they are not authorized to, and Buyer agrees that it will not, and will cause each member of the Buyer Group not to, contact any officer, director, Stockholder, Optionholder or employee of, or any customer, supplier, distributor, lessee, lessor, lender or other Person, in each case known to have a material business relationship with, the Company or its Subsidiaries before the Closing with respect to the business of the Company and its Subsidiaries or the Transactions, in each case, without receiving the prior written consent of the Company before each such contact, provided that, notwithstanding the foregoing, (a) within four (4) Business Days of the anticipated Closing Date, the senior management of Buyer may contact or otherwise address such employees of the Company in connection with transition planning and related matters, in each case, to the extent permitted by applicable Law and after consulting in good faith with the senior management of the Company as to the content of such communications and (b) Buyer or its representatives may discuss obtaining a restrictive covenant agreement with the individual identified in Schedule 5.11.
6.06    Tax Matters.
(a)    Transfer Taxes. At the Closing or, if due thereafter, promptly when due thereafter, all sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization or similar Taxes and all applicable conveyance fees, recording charges and other similar fees and charges applicable to, arising out of or imposed upon the Transactions, whether imposed on the Company or its Subsidiaries or imposed on any holder of Common Stock or Options resulting from the Transactions (collectively, "Transfer Taxes") will be paid fifty percent (50%) by the Representative (on behalf of the Stockholders and Optionholders) and fifty percent (50%) by Buyer or the Surviving Corporation. The Surviving Corporation will prepare any Tax Returns with respect to such Taxes, and Buyer and the Representative will cooperate with the Surviving Corporation in the preparation and filing of such Tax Returns.
(b)    Cooperation on Tax Matters. Buyer, the Surviving Corporation and the Representative will cooperate fully, as and to the extent reasonably requested by any other party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims. Such cooperation will include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information and explaining any materials provided pursuant to this Section 6.06(b).

(c)    Tax Sharing Agreements. Effective as of the Closing Date, any and all tax sharing or allocation agreements or arrangements to which the Company or any of its Subsidiaries is a party to shall be terminated such that none of Buyer, the Company, any of its Subsidiaries or any counterparty thereto shall have any further liability thereunder.
(d)    Filing of Tax Returns. The Representative shall, at the Stockholders' sole cost and expense, prepare or cause to be prepared and file or cause to be filed all income Tax Returns of the Company and its Subsidiaries that are required to be filed after the Closing Date for Pre-Closing Tax Periods (other than any Straddle Periods). All such income Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Representative shall furnish a completed copy of each such income Tax Return to Buyer for Buyer's review and approval (not to be unreasonably withheld, conditioned or delayed) not later than thirty (30) Business Days before the due date for filing such Tax Return.
(e)    Straddle Period Tax Allocation. The Company shall, unless prohibited by applicable Law, close the taxable period of the Company and its Subsidiaries as of the close of business on the Closing Date. If applicable Law does not permit the Company to close the taxable year of the Company and its Subsidiaries as of the close of business on the Closing Date, and in any case in which a Tax is assessed with respect to a Straddle Period, the amount of such Taxes, if any, shall be allocated between the period ending on the Closing Date and the period after the Closing Date. Any allocation of Taxes (other than property and ad valorem Taxes) attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company as of the end of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period. With respect to any property or ad valorem Tax, such Tax shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.
6.07    No Modification of RWI Policy. To the extent Buyer binds the RWI Policy, such RWI Policy will not entitle the provider thereunder to pursue any recourse against any Person that is not a party to the RWI Policy, except by exercising subrogation rights thereunder in the case of actual and intentional fraud in respect of the representations and warranties made by a party to this Agreement, and Buyer shall not and shall cause its Affiliates to not, amend, modify or otherwise change, terminate or waive any provision of the RWI Policy from the version so bound (a) with respect to the waiver of subrogation set forth therein, or (ii) in any manner that would be reasonably likely to increase or expand the ability or rights of the provider thereunder to bring a Legal Proceeding against, or otherwise seek recourse from, any of the Seller Parties, in each case, without the prior written consent of the Representative, which consent may not be unreasonably withheld, conditioned or delayed.

ARTICLE VII

CONDITIONS TO CLOSING
7.01    Conditions to All Parties' Obligations. The respective obligations of each of the Company, Buyer and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction of the following conditions at or prior to the Closing, which to the extent permitted by Law may be waived in a written agreement by the Company and Buyer:
(a)    the applicable waiting period under the HSR Act has expired or been terminated (the "HSR Approval") and there shall not be in effect any voluntary agreement with any Governmental Body pursuant to which Buyer (with the prior written consent of the Company pursuant to Section 9.03(c)) has agreed not to consummate the Transactions for any period of time;
(b)    no court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law (that has not been vacated, withdrawn or overturned) restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Transactions; and
(c)    the Necessary Stockholder Approval has been obtained.
7.02    Conditions to Buyer's and Merger Sub's Obligations. The obligations of Buyer and Merger Sub to consummate the Transactions, including the Merger, are also subject to the satisfaction (or, to the extent permitted by Law, waiver in writing by Buyer) of each of the following conditions at or prior to the Closing:
(a)    (i) the representations and warranties set forth in Article III (other than the Fundamental Representations and the representation and warranty set forth in clause (ii) of the first sentence of Section 3.07) are true and correct as of the date of this Agreement and as of the Closing Date (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Fundamental Representations set forth in Article III are true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date, and (iii) the representation and warranty set forth in clause (ii) of the first sentence of Section 3.07 is true and correct as of the date of this Agreement and as of the Closing Date as though such representation and warranty had been made on and as of the Closing Date;
(b)    the Company has performed and complied with in all material respects the covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing;

(c)    the Company has delivered to Buyer and Merger Sub a certificate of the Company, in the form of Exhibit F and dated as of the Closing Date, stating that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied; and
(d)    Buyer has received all deliverables or signatures required to be delivered by the Company, the Representative, Ten-X or Auction.com, LLC under Section 2.02.
7.03    Conditions to the Company's Obligations. The obligation of the Company to consummate the Transactions, including the Merger, is also subject to the satisfaction (or waiver, to the extent permitted by Law, in writing by the Company) of the following conditions at or prior to the Closing:
(a)    (i) the representations and warranties set forth in Article IV are true and correct as of the date of this Agreement and as of the Closing Date (disregarding all qualifications or limitations as to "materiality," "in all material respects" or "Material Adverse Effect" and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations under this Agreement (including to consummate the Transactions); and (ii) the Fundamental Representations set forth in Article IV are true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date;
(b)    Buyer and Merger Sub have performed and complied with in all material respects the covenants and agreements required to be performed and complied with by them under this Agreement at or prior to the Closing;
(c)    Buyer and Merger Sub have delivered to the Company and the Representative a certificate of Buyer and Merger Sub, in the form of Exhibit G and dated as of the Closing Date, stating that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied; and
(d)    the Company has received all deliverables or signatures required to be delivered by Buyer under Section 2.02.
7.04    Waiver of Conditions. Upon consummation of the Closing, at the Effective Time, any condition set forth in this Article VII which was not satisfied as of the Effective Time will be deemed to have been waived for all purposes by the party having the benefit of such condition as of and after the Effective Time.

ARTICLE VIII
TERMINATION
8.01    Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:
(a)    by mutual written consent of Buyer, on the one hand, and the Company, on the other hand;
(b)    by Buyer, on the one hand, or by the Company, on the other hand, if the Closing has not occurred on or before August 31, 2020 (as the same may be extended pursuant to this Section 8.01(b), the "End Date"); provided however that if on the initial End Date the condition set forth in Section 7.01(a) or Section 7.01(b) is not satisfied but all other conditions to Closing in Article VII are satisfied or have been waived (other than those conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to those conditions being capable of being satisfied at such time), then either Buyer or the Company may, in its sole discretion, extend the End Date by forty-five (45) days on up to two (2) occasions only by providing written notice of such extension to the other party, in which case the End Date shall be deemed for all purposes to be such later date (provided that, for the avoidance of doubt, the End Date shall in no event be extended to a date later than ninety (90) days after August 31, 2020); provided that (i) no termination may be made under this Section 8.01(b) if the failure to consummate the Closing by the End Date was caused by the breach of the party seeking to terminate this Agreement pursuant to this Section 8.01(b) and (ii) if the satisfaction, or waiver by the appropriate party, of all of the conditions contained in Article VII (other than those conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to such conditions being capable of being satisfied at the Closing) occurs two (2) Business Days or less before the End Date, then neither Buyer nor the Company will be permitted to terminate this Agreement pursuant to this Section 8.01(b) until the third (3rd) Business Day after the End Date; provided, further, that Buyer shall have no right to terminate this Agreement pursuant to this Section 8.01(b) during the pendency of a legal proceeding by the Company or the Representative for specific performance pursuant to Section 10.16;
(c)    by Buyer, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied; provided, however, that, (i) Buyer notifies the Company of such breach, and if such breach is curable by the Company, then Buyer may not terminate this Agreement under this Section 8.01(c) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) fifteen (15) Business Days after the Company's receipt of Buyer's notification of such breach (it being understood that no cure period shall apply in the event the applicable breach is not capable of being cured) and (ii) the right to terminate this Agreement pursuant to this Section 8.01(c) will not be available to Buyer at any time that Buyer or Merger Sub is then in breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied;

(d)    by the Company, upon a breach of any covenant or agreement on the part of Buyer or Merger Sub set forth in this Agreement, or if any representation or warranty of Buyer or Merger Sub has become untrue, in each case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied; provided, however, that, (i) the Company notifies the Buyer of such breach, and if such breach is curable by Buyer or Merger Sub, then the Company may not terminate this Agreement under this Section 8.01(d) unless such breach has not been cured by the date which is the earlier of (A) two (2) Business Days prior to the End Date and (B) fifteen (15) Business Days after Buyer's receipt of the Company's notification of such breach (it being understood that no cure period shall apply in the event the applicable breach is not capable of being cured) and (ii) the right to terminate this Agreement pursuant to this Section 8.01(d) will not be available to the Company at any time that the Company is then in breach of any covenant, agreement or representation and warranty hereunder, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied;
(e)    by Buyer, by written notice to the Company, after 11:59 p.m. central time on May 14, 2020, unless prior to such termination, the Company has delivered to Buyer a written consent constituting the Necessary Stockholder Approval; and
(f)    by either Buyer or the Company, if (i) there is a final non-appealable Order in effect prohibiting the consummation of the Merger or (ii) there is any Law enacted, promulgated or issued that is applicable to the Merger or the other Transactions by any Governmental Body that would make consummation of the Merger or any of the other Transactions, up to and including the End Date, illegal; provided, that no termination may be made under this Section 8.01(f) by any party whose breach of this Agreement primarily results in or is the cause of such Order.
The party desiring to terminate this Agreement pursuant to this Section 8.01 shall give written notice of such termination to the other parties. Any termination by the Company under this Section 8.01 (whether before or after the Necessary Stockholder Approval has been delivered to Buyer) will be by action of its board of directors (without requiring any action by the Stockholders).
8.02    Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement will become void and have no further legal effect without any liability or obligation on the part of any party hereto, (i) other than liabilities and obligations under the Confidentiality Agreement, (ii) except that the provisions of this Section 8.02, Section 8.03 and Article X will survive any termination of this Agreement and (iii) except that no such termination will relieve any party from any liabilities, losses, damages, obligations, costs or expenses (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company, the Stockholders and/or the Optionholders) relating to such party's willful breach of this Agreement.
8.03    Certain Other Effects of Termination. In the event of the termination of this Agreement by either the Company or Buyer as provided in Section 8.01, the Confidentiality Agreement will remain in full force and effect and survive the termination of this Agreement for a period of eighteen (18) months following the date of such termination.

ARTICLE IX

ADDITIONAL AGREEMENTS AND COVENANTS
9.01    Further Assurances. From time to time, as and when requested by any party hereto and at such party's expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.
9.02    Employees and Employee Benefits.
(a)    Compensation and Benefits. Effective as of the Closing and continuing for one (1) year thereafter, Buyer will, or will cause its Affiliates, the Surviving Corporation and its Subsidiaries to, provide to all employees of the Company and its Subsidiaries who remain employed with Buyer or any of its Affiliates (including the Surviving Corporation or any of its Subsidiaries) as of immediately following the Closing (the "Retained Employees") with employee benefits, plans, programs, and arrangements (excluding severance, paid time off for exempt employees, change in control, defined benefit, retention bonuses, cash incentive compensation and equity compensation) that are substantially similar in the aggregate to those provided to the Retained Employees immediately before the Closing (excluding severance, paid time off for exempt employees, change in control, defined benefit, retention bonuses, cash incentive compensation and equity compensation). Without limiting the foregoing, for a period beginning on the Closing Date and continuing for a one (1) year period thereafter, Buyer will or will cause its Affiliates, the Surviving Corporation or its Subsidiaries to provide to each Retained Employee who remains in the employment of Buyer or any of its Affiliates (including the Surviving Corporation or any of its Subsidiaries) a base salary or base wage rate that is no less favorable than that provided to each Retained Employee immediately before the Closing. Nothing in this Section 9.02 will obligate Buyer or the Surviving Corporation or any of its Subsidiaries to continue (and will not prevent Buyer or the Surviving Corporation or any of its Subsidiaries from modifying or terminating) the employment of any such Retained Employee or create a right in any Retained Employee to employment with Buyer, the Company or any of their respective Affiliates or Subsidiaries.
(b)    Employee Service Credit. Buyer shall (i)  give, or cause the Surviving Corporation to give, each Retained Employee credit under any employee benefit plan maintained by Buyer or any of its Affiliates (including sick leave) (the "Buyer Plans"), for purposes of eligibility and vesting of benefits and entitlement to sick leave for the Retained Employee's service with the Company and its Affiliates prior to the Closing Date to the same extent such service was recognized under a similar Plan, except in each case (A) with respect to benefit accrual under qualified and nonqualified defined benefit pension plans, (B) to the extent such treatment would result in duplicative benefits or (C) to the extent prior service is not credited to employees of Buyer under Buyer Plans, and (ii) (A) waive all limitations as to preexisting conditions, waiting periods, evidence of insurability or other exclusions or limitations not imposed on the Retained Employee by the corresponding Plans immediately prior to the Closing Date, and (B) give each Retained Employee credit under the medical, prescription, dental and vision plans of Buyer and its Subsidiaries in which they are eligible to participate after the Closing Date for the plan year in which the Closing Date occurs towards applicable deductibles, co-pays and other annual out-of-pocket limits.
(c)    401(k) Plan. The Company shall adopt written resolutions to terminate, effective immediately before the Closing, any Plan sponsored by the Company or any of its Subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a "Company 401(k) Plan"), and effective immediately prior to the Closing, (i) all participants in any Company 401(k) Plan shall be fully vested in their account balances and (ii) no Retained Employee or other Person shall have any right thereafter to contribute any amounts to such Company 401(k) Plan based upon compensation earned after the Closing. The Company will provide Buyer with a copy of such proposed resolutions terminating such Company 401(k) Plan prior to adoption thereof by the board of directors of the Company and shall deliver evidence to Buyer that the board of directors of the Company approved such resolutions. Buyer shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a "Buyer 401(k) Plan") for which Retained Employees who participated in a Company 401(k) Plan shall become eligible to participate immediately after the Closing Date. Buyer shall take all steps necessary to cause such Buyer 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from a Company 401(k) Plan, including a rollover of any associated plan loans, as directed by the Retained Employees.
(d)    No Third Party Beneficiaries. The provisions contained in this Section 9.02 are for the sole benefit of the parties to this Agreement and nothing set forth in this Section 9.02 will (i) confer any rights or remedies upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plan or any other benefit plan, program, agreement or arrangement or (iii) subject to compliance with the other provisions of this Section 9.02, alter or limit Buyer's or the Surviving Corporation's or any of its Subsidiaries' ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement at any time.
9.03    Antitrust Notification.
(a)    The Company and the Buyer Parties will, as promptly as practicable and no later than five (5) Business Days following the date of this Agreement, file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice ("DOJ"), any notification form required pursuant to the HSR Act for the Transactions, which form will specifically request early termination of the waiting period prescribed by the HSR Act. Each of the Company and the Buyer Parties will furnish to each other's counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will provide any supplemental information requested by any Governmental Body as promptly as reasonably practicable and advisable. The Company and the Buyer Parties will each use their reasonable best efforts to comply as promptly as reasonably practicable and advisable with any requests made for any additional information in connection with such filings. Buyer will be responsible for fifty percent (50%) of all filing fees payable in connection with such filings, and the other fifty percent (50%) shall constitute Transaction Expenses.
(b)    The Company and the Buyer Parties each will use its reasonable best efforts to promptly obtain any HSR Approval for the consummation of the Transactions and will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and will comply as promptly as reasonably practicable with any such inquiry or request. The Company and the Buyer Parties will take, and will cause their Affiliates to take, any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the Transactions, including (i) entering into a consent decree, consent agreement or other agreement or arrangement containing Buyer's or the Surviving Corporation's agreement to hold separate, license, sell and/or divest (pursuant to such terms as may be required by any Governmental Body) such assets or businesses of Buyer and its Affiliates after the Closing (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such assets or businesses), and (ii) agreeing to any such limitations on conduct or actions of members of Buyer and its Affiliates after the Closing as may be required in order to obtain satisfaction of the closing conditions set forth in Section 7.01(a) before the End Date; provided, however, that nothing in this Agreement, including this Section 9.03 or the "reasonable best efforts" or other similar standard generally, shall require, or be construed to require, the Buyer Parties to proffer to, or agree to, or to permit the Company to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Buyer. Notwithstanding anything else herein, nothing in this agreement, including this Section 9.03, shall be construed to require the Buyer Parties to undertake any efforts or take any action if the taking of such efforts or action, individually or in the aggregate, would reasonably be expected to result in a detrimental and material impact on the Company and its Subsidiaries, taken as a whole, or the Buyer and its Subsidiaries (other than the Company and its Subsidiaries), taken as a whole.
(c)    The parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act at the earliest practicable dates. Such reasonable best efforts and cooperation include counsel's undertaking, subject to applicable Law, (i) to keep each other appropriately informed of material communications from and to personnel of the reviewing Governmental Bodies and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts or presentations. Neither the Company nor the Buyer Parties will participate in any meeting or substantive discussion with any Governmental Body with respect to any such filings, applications, investigation or other inquiry without giving the other party prior notice of such meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Buyer or the Company, will be limited to outside antitrust counsel only); provided that, the Company or the Buyer Parties, as applicable, may participate in any such meeting or discussion described in the foregoing clause in the absence of such other party if, and only to the extent that, (A) the Company or the Buyer

Parties, as applicable, have made every effort in good faith to involve the other party in such meeting or discussion, (B) such other party was provided with reasonable and adequate notice of such meeting or discussion and (C) despite such efforts and reasonable and adequate notice, the involvement of such other party in any such meeting or discussion has become impracticable in the good faith opinion of the party seeking to hold such meeting or discussion. The Company will have the right to review (subject to appropriate redactions for confidentiality and attorney-client privilege concerns) and approve the content of any presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission. Consistent with its obligations hereunder (including its obligation to enable the parties hereto to expeditiously consummate the Transactions), Buyer shall lead all communications and strategy for dealing with the FTC and the DOJ in connection with any review pursuant to the HSR Act; provided, however, that Buyer shall act reasonably and consult in advance with the Company (and its outside antitrust counsel) regarding such matters and shall consider in good faith, and in Buyer's reasonable discretion incorporate, the Company's reasonable views and feedback. It is further understood and agreed that Buyer may withdraw and refile its filing under the HSR Act if, in its good faith judgment, it determines (after consultation with the Company and taking the Company's views into account), that the taking of such action would be consistent with, and would not undermine, the parties' efforts to expeditiously consummate the Transactions. Notwithstanding the foregoing, the written consent of the Company shall be required prior to Buyer entering into any agreement with any Governmental Body pursuant to which Buyer has agreed not to consummate the Transactions for any period of time.
9.04    Certain Consents. Upon Buyer's written request, the Company will, or will cause its Subsidiaries to, use commercially reasonable efforts to deliver any required notice and seek all necessary consents and approvals from third parties as are required to be obtained from or made to parties to contracts or other agreements to which the Company or its Subsidiaries are a party. Buyer and Merger Sub knowingly, willingly, irrevocably, and expressly acknowledge and agree that certain notices, consents or approvals with respect to the Transactions may be required from Governmental Bodies or parties to contracts or other agreements to which the Company or one of its Subsidiaries is a party (including the agreements set forth on Schedule 3.11) and that such notices, consents and approvals have not been delivered or obtained, as applicable, as of the date of this Agreement and may not be delivered or obtained. Buyer and Merger Sub knowingly, willingly, irrevocably, and expressly acknowledge and agree that, notwithstanding anything else in this Agreement, subject to the accuracy of and the Company's compliance with each of, as applicable, Section 3.02(c), Section 9.03, this Section 9.04, Section 9.05(a), and its other covenants and agreements to cooperate with Buyer and seek any other reasonable and appropriate consents or other approvals provided herein, neither the Company nor any of the Seller Parties will have any liability whatsoever to Buyer or Merger Sub, and Buyer and Merger Sub will not be entitled to assert any claims against any Seller Party, in each case, arising out of or relating to the failure to deliver or obtain any notices, consents or approvals that may have been or may be required in connection with the Transactions (other than pursuant to the HSR Act and the Necessary Stockholder Approval) or because of the default, acceleration or termination of or loss of any right under any such contract or other agreement solely and directly as a result of the Closing and the failure to deliver or obtain any such notice, consent or approval, unless (and only to the extent that) the Company shall have breached its applicable obligations hereunder. Notwithstanding the foregoing, nothing in this Section 9.04 is intended to abrogate, limit or in any way impair Buyer's or Merger Sub's rights under Article VII.
9.05    Written Consents; Section 262 Notices.
(a)    Promptly (and in any event by 11:59 p.m. central time on May 14, 2020) following the execution and delivery of this Agreement, the Company shall deliver to Buyer a copy of an irrevocable written consent of Stockholders constituting the Necessary Stockholder Approval, evidencing the adoption of this Agreement and the approval of the Transactions.
(b)    The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, mail to any Stockholder that has not theretofore executed a written consent adopting this Agreement, approving the Transactions and waiving any appraisal rights under Section 262 of the DGCL (each, a "Remaining Stockholder") a request that such Stockholder execute the written consent of the Company's Stockholders approving the Merger as provided in Section 228 of the DGCL and that such Stockholder waive any appraisal rights under Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to its Stockholders approval of the Merger. Approval of this Agreement by the Stockholders of the Company will not restrict the ability of the Company's board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited under Section 251(d) of the DGCL. As soon as reasonably practicable after the date of this Agreement, the Company will deliver to Buyer, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of Buyer and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than fifteen (15) Business Days after the date of this Agreement.
9.06    Affiliate Contracts. The Company will cause the termination, effective no later than the Effective Time, of the contracts or arrangements set forth on Schedule 9.06 without any further cost or Liability to the Company or its Subsidiaries (or, after the Effective Time, Buyer, the Surviving Corporation and their respective Affiliates).
9.07    Exercise of Drag-Along. The Representative shall, and shall cause its applicable Affiliates to, exercise its drag-along right pursuant to Section 4.2 of the Stockholders Agreement.
ARTICLE X

MISCELLANEOUS
10.01    Survival; Certain Waivers.
(a)    Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such party prior to the Closing) of the parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing. Each covenant and agreement requiring performance at or after the Closing, will, in each case, expressly survive Closing in accordance with its terms, and if no term is specified, then for the maximum duration permitted under applicable Law, and nothing in this Section 10.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer and Merger Sub will also be liable for breach of any covenant or agreement requiring performance by the Surviving Corporation or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect Buyer's or Merger Sub's or any of their respective Affiliates' liability for the failure to pay the Merger Consideration (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement).
(b)    From and after the Effective Time, to the fullest extent permitted under applicable Law, the Company and the Buyer Parties knowingly, willingly, irrevocably and expressly waive, on their own behalf and on behalf of the Buyer Group, any and all rights, claims and causes of action any of them may have against any Seller Party (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person's capacity as such) relating to the operation of the Company or its Subsidiaries or their respective businesses, or relating to the subject matter of this Agreement or any other document contemplated hereby, or the Transactions, in each case, whether or not arising under, or based upon, any Law (including any right, whether arising at law or in equity to seek indemnification, contribution, cost recovery, damages, or any other recourse or remedy (other than, and solely with respect to any of the covenants that survive the Closing in accordance with Section 10.01(a))). Furthermore, from and after the Effective Time, without limiting the generality of this Section 10.01, to the fullest extent permitted under applicable Law, no Legal Proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Buyer Group (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) or the Seller Group against any of the Seller Parties or Buyer Parties (excluding any Person who continues to be an officer or employee of the Company or any of its Subsidiaries after the Effective Time, but only in such Person's capacity as such), as the case may be, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company or any other Person delivered hereunder or in connection with the Transactions (other than, and solely with respect to, any of the covenants that survive the Closing in accordance with Section 10.01(a)), the subject matter of this Agreement or any other document contemplated hereby, the Transactions, the business, the ownership, operation, management, use or control of the business of the Company or any of its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing or the Effective Time.
10.02    Acknowledgement by the Buyer Parties.
(a)    The Buyer Parties acknowledge and agree, on their own behalf and on behalf of the Buyer Group, that they have conducted, to their satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries, and, in making their determination to proceed with the Transactions, the Buyer Parties have relied on the results of their own independent investigation and verification and have not relied on, are not relying on, and will not rely on, any of the Company, its Subsidiaries, any Stockholder or Optionholder of the Company, the Data Room, the Projections or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing or any other Seller Party, or any failure of any of the foregoing to disclose or contain any information, except for the representations and warranties of the Company expressly and specifically set forth in Article III, in each case, as qualified by the Disclosure Schedules. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company to the Buyer Parties in connection with the Transactions.
(b)    Without limiting the generality of the foregoing, in connection with the investigation by the Buyer Parties of the Company and its Subsidiaries, the Buyer Parties and their Affiliates, and the representatives of each of the foregoing, have received or may receive, from or on behalf of the Company, certain projections, forward-looking statements and other forecasts (collectively, "Projections"). The Buyer Parties acknowledge and agree, on their own behalf, and on behalf of the Buyer Group, that (i) such Projections are being provided solely for the convenience of the Buyer Parties to facilitate their own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such Projections, (iii) the Buyer Parties are familiar with such uncertainties, and (iv) the Buyer Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Projections (including the reasonableness of the assumptions underlying such Projections).
(c)    The Buyer Parties and the Seller Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group or the Seller Group, as the case may be, that the agreements contained in Section 10.01 and this Section 10.02 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in Section 10.01 or this Section 10.02 neither party would enter into this Agreement and the Company would not recommend approval of this Agreement to the Stockholders.
10.03    Provision Respecting Representation of Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Kirkland & Ellis LLP has been retained by, and may serve as counsel to, each and any of the Representative, Stockholders and Optionholders and their respective Affiliates (other than the Company and its Subsidiaries) (individually and collectively, the "Seller Group"), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Kirkland & Ellis LLP has not acted as counsel for any other party hereto in connection with the Transactions and that none of the other parties hereto has the status of a client of Kirkland & Ellis LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Kirkland & Ellis LLP (or any of its respective successors) may serve as counsel to the Seller Group or any director, member, partner, manager, officer, employee or Affiliate of any member of the Seller Group, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation. Buyer, the Company and the Seller Group hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and the Seller Group or their respective Affiliates, on the other hand, Kirkland & Ellis LLP may represent the Seller Group, and/or such Affiliates in such dispute even though the interests of the Seller Group, and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Kirkland & Ellis LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries. In addition, Buyer agrees that (x) all communications prior to the Effective Time among any member of the Seller Group, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and Kirkland & Ellis LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions (the "Protected Seller Communications"), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Seller Group and (z) to the extent Buyer or any of its Affiliates (including the Company and its Subsidiaries after the Closing) should discover in its possession after the Closing any communications that constitute Protected Seller Communications (based on a plain reading by a reasonable person of such communications), it will take commercially reasonable steps to preserve the confidentiality thereof. As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Seller Group or Kirkland & Ellis LLP after the Closing. The Protected Seller Communications may be used by the Seller Group and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between the Surviving Corporation and its Affiliates, on the one hand, and a third party other than the Seller Group (solely in their capacity as equityholders of the Company or the Representative), on the other hand, the Surviving Corporation and its Affiliates may assert the attorney-client privilege with respect to Protected Seller Communications to prevent disclosure of confidential communications to such third party. The Buyer Parties and the Seller Parties knowingly, willingly, irrevocably and expressly acknowledge and agree, on their own behalf and on behalf of the Buyer Group and the Seller Group, respectively, that the agreements contained in this Section 10.03 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for the maximum duration permitted under applicable Law and will not be subject to any of the survival or exclusive remedy provisions of Section 10.01; and (ii) are an integral part of the Transactions and that, without the agreements set forth in this Section 10.03, neither party would enter into this Agreement and the Company would not recommend approval of this Agreement to the Stockholders.
10.04    Press Releases and Communications. The initial press release announcing this Agreement, the other Transaction Documents and the Transactions shall be substantially in the form mutually agreed upon by Buyer, on the one hand, and the Representative, on the other hand. No other press release or public announcement concerning this Agreement, the other Transaction Documents or the Transactions will be issued or made by any party to this Agreement or any of its Affiliates or representatives without the joint approval of Buyer and the Representative (such approval not to be unreasonably withheld, conditioned or delayed), unless required by Law or the rules and regulations of any applicable stock exchange, in which case Buyer or the Representative, as applicable, will have a reasonable opportunity to review and comment on such press release or announcement in advance of such publication; provided that no such consent shall be required in the event that Buyer, any Seller Party or any of their respective Affiliates makes any such announcement or other statement, in each case, to the extent such announcement or other statement is consistent in all material respects with the initial press release; and provided further that, following the Closing, each Seller Party will be entitled to communicate regarding the Transactions with its and its Affiliates' investors in the ordinary course of business if such investors are bound by an obligation of confidentiality with respect to such communications.
10.05    Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the consummation of the Transactions will, subject to Section 10.19, be paid by the party incurring such expenses, except that (i) Buyer will pay all fees and expenses of the Paying Agent and the Escrow Agent at the Closing (however, fifty percent (50%) of such fees and expenses will be deemed to be Transaction Expenses), (ii) the fees and expenses of the Firm will be allocated pursuant to Section 1.07(c), as applicable, (iii) the Company will pay all fees and expenses in connection with the "tail" insurance policies set forth in Section 5.10, (iv) Buyer will pay all fees and expenses in connection with any filing or submission that is necessary under the HSR Act (however, fifty percent (50%) of the filing fee associated with the HSR Act will be deemed to be Transaction Expenses), (v) Buyer will pay all fees and expenses assessed by any insurer or otherwise incurred in connection with obtaining any representation and warranty insurance policy in connection with the Transactions (however, fifty percent (50%) of such fees and expenses will be deemed to be Transaction Expenses; provided, that in no event shall the amount included in Transaction Expenses in respect of such fees and expenses exceed $300,000) and (vi) Buyer will pay all Transfer Taxes (however, fifty percent (50%) of the Transfer Taxes will be deemed to be Transaction Expenses).
10.06    Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail (unless transmitted after 5 p.m. pacific time, then on the next Business Day), (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective party at the number, electronic mail address or street address, as applicable, set forth below, or at such other number, electronic mail address or street address as such party may specify by written notice to the other party hereto:

Notices to Buyer, Merger Sub and/or the Surviving Corporation (following the Effective Time):

CoStar Realty Information, Inc. 1331 L Street N.W. Washington, DC 20005 Attention: Jaye Campbell, General Counsel
with a copy to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119
Facsimile: (212) 310-8007
Attention: Michael J. Aiello, Esq., Amanda Fenster, Esq.
Email: michael.aiello@weil.com, amanda.fenster@weil.com

Notices to the Company (prior to the Effective Time):
Ten-X Holding Company, Inc.
15295 Alton Parkway Irvine, California 92618 Attention: Chief Executive Officer and General Counsel

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 Attention: Ted M. Frankel, P.C. Cole Parker, P.C. Email: ted.frankel@kirkland.com cole.parker@kirkland.com

Notices to the Representative:

c/o Thomas H. Lee Partners, L.P. 100 Federal Street Boston, Massachusetts 02110 Attention: Jim Carlisle Michael Kaczmarek Shari H. Wolkon Email: jcarlisle@thl.com mkaczmarek@thl.com swolkon@thl.com with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 Attention: Ted M. Frankel, P.C. Cole Parker, P.C. Email: ted.frankel@kirkland.com cole.parker@kirkland.com

10.07    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of (a) prior to the Closing, the Company and Buyer and (b) from and after the Closing, the Surviving Corporation and the Representative; provided, that Buyer and Merger Sub may assign this Agreement to any of their respective Subsidiaries, provided that no such assignment shall relieve Buyer or Merger Sub of their respective obligations under this Agreement; provided, further, that Buyer may assign its rights (but not its obligations) under this Agreement to the provider of any representation and warranty insurance policy only to the extent such assignment is necessary to permit such provider to exercise its rights of subrogation (which rights may not be amended without the prior written consent of the Representative, which consent may not be unreasonably withheld, conditioned or delayed) solely in the event of actual and intentional fraud in respect of the representations and warranties set forth in this Agreement.
10.08    Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived (a) only in a writing signed by Buyer, the Company, the Representative and, prior to the Effective Time, Merger Sub; and (b) subject to Section 7.04, with respect to the waiver of conditions to Closing as of the Effective Time, any waiver of any provision of this Agreement will be effective against Buyer, the Company, the Representative or, prior to the Closing, Merger Sub, only as set forth in a writing executed by such Person. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.
10.09    Third Party Beneficiaries. Except as otherwise expressly provided herein, including Section 5.10, and except for Sections 10.01, 10.02, 10.03, 10.09 and 10.10 in respect of which each member of the Seller Group is a third party beneficiary, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
10.10    Non-Recourse. This Agreement may only be enforced against, and Legal Proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any Legal Proceeding based upon, arising out of or related to this Agreement.
10.11    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
10.12    Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.
10.13    Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on the face of such disclosure, without any additional information being required. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. No information set forth in the Disclosure Schedules will be deemed to broaden in any way the scope of the parties' representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.
10.14    Complete Agreement. This Agreement, together with the Confidentiality Agreement, Paying Agent Agreement, Escrow Agreement, Restrictive Covenant Agreements, License Agreement and any other agreements expressly referred to herein or therein (collectively, "Transaction Documents"), contain the entire agreement of the parties regarding the subject matter of this Agreement and the Transactions and supersedes all prior agreements among the parties respecting the sale and purchase of the Company.
10.15    Conflict Between Transaction Documents. The parties hereto agree and acknowledge that, other than with respect to the Restrictive Covenant Agreements and License Agreement, to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.
10.16    Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.17 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.02 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to diminish or otherwise impair in any respect any party's right to specific performance or other equitable relief and (c) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither the

Company nor Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy of law. The parties hereto acknowledge and agree that any party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.16 will not be required to provide any bond or other security in connection with any such Order.
10.17    Jurisdiction and Exclusive Venue. Each of the parties irrevocably agrees that any Legal Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns will be brought and determined only in the Delaware Court of Chancery and any state court sitting in the State of Delaware to which an appeal from the Delaware Court of Chancery may be validly taken (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Legal Proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any Legal Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no party will file a motion to dismiss any action filed in a state or federal court in the State of Delaware, on any jurisdictional or venue-related grounds, including the doctrine of forum non-conveniens. Each party hereby irrevocably consents to the service of any and all process in any such Legal Proceeding by delivery of such process in the manner provided in Section 10.06 and agrees not to assert (by way of motion, as a defense or otherwise) in any Legal Proceeding any claim that service of process made in accordance with Section 10.06 does not constitute good and valid service of process.
10.18    Governing Law; Waiver of Jury Trial.
(a)    This Agreement, and any Legal Proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
10.19    Representative.
(a)    Subject to the terms and conditions of this Section 10.19, Thomas H. Lee Equity Fund VII, L.P. is designated as the Representative to act on behalf of the Stockholders and Optionholders for certain limited purposes, as specified herein. Approval of this Agreement by the Stockholders holding a majority of the outstanding Common Stock will, to the maximum extent permitted under applicable Law (including DGCL § 251(b)), constitute knowing and irrevocable ratification and approval of such designation by the Stockholders and the Optionholders, and authorization of the Representative to serve in such capacity (including the exclusive power to negotiate and settle any and all disputes with Buyer or Merger Sub under this Agreement, the Escrow Agreement or the Paying Agent Agreement) and will also constitute a reaffirmation, approval, consent to, acceptance and adoption of, and an agreement to comply with and perform, all of the acknowledgments, waivers, releases, covenants and agreements made by the Representative on behalf of the Stockholders and Optionholders in this Agreement and the other documents delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement), in each case, whether entered into or taken before, on or after the date of such approval. The Representative may resign at any time and may be removed only by the vote of Persons that collectively owned more than 50% of the Common Stock as of immediately prior to the Effective Time (other than (x) shares of Common Stock cancelled pursuant to Section 1.04(c) and (y) Dissenting Shares) (such Persons, the "Majority Holders"). The designation of the Representative is coupled with an interest, and, except as set forth in the immediately preceding sentence with respect to the resignation or removal of the Representative, such designation is irrevocable and will not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Stockholders or Optionholders. In the event that a Representative has resigned or been removed in accordance with this Section 10.19(a), a new Representative will be appointed by the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Representative. Written notice of any such resignation, removal, or appointment of a Representative will be delivered by the Representative to Buyer promptly after such action is taken.

(b)    The Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith (including the Escrow Agreement and the Paying Agent Agreement); provided, however, that the Representative will have no obligation to act on behalf of the Stockholders or Optionholders. The Company, the Surviving Corporation, Buyer, Merger Sub, the Escrow Agent, the Paying Agent and the Firm will be entitled to rely on the actions taken by the Representative without independent inquiry into the capacity of the Representative to so act. All actions, notices, communications and determinations by the Representative to carry out such functions will conclusively be deemed to have been authorized by, and will be binding upon, the Stockholders and Optionholders. Neither the Representative, nor any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors will have any liability to Buyer, Merger Sub, the Company, the Surviving Corporation, the Stockholders or Optionholders, or any of their respective Affiliates, or any Person acting on behalf of the foregoing, with respect to actions taken, or omitted to be taken, by the Representative in such capacity (or its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), except the Representative will be liable for its willful misconduct and actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken. The Representative will be entitled to engage such Advisors as it will deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons in all matters. The Representative (for itself, and for its officers, directors, employees, partners (general or limited), members, managers, Advisors) will be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its Advisors) incurred by or on behalf of the Representative in such capacity (or any of its officers, directors, employees, partners (general or limited), members, managers, or Advisors in connection therewith), and to full indemnification against any liabilities, losses, damages, obligations, costs or expenses arising out of actions taken or omitted to be taken in its capacity as Representative (except for those arising out of the Representative's willful misconduct and actual fraud as finally determined by a court of competent jurisdiction from which no further appeal may be taken), including the costs and expenses of investigation, defense, settlement or adjudication of any Legal Proceeding, from the Stockholders and the Optionholders (including from funds paid to the Representative under this Agreement and/or otherwise received by it in its capacity as the Representative, or funds to be distributed to the Stockholders or Optionholders under this Agreement at its direction, pursuant to or in connection with this Agreement (including under the Escrow Agreement and Paying Agent Agreement)) and all payments required to be made under Article I are expressly subject to this Section 10.19(b). Each Stockholder and Optionholder will be responsible for its pro rata portion of any amount owed to the Representative in accordance with this Section 10.19(b) based upon the pro rata portion of the Aggregate Fully-Diluted Common Shares held by such Stockholder or Optionholder immediately prior to the Closing. In furtherance of the foregoing, notwithstanding anything in this Agreement to the contrary, the Representative will have the power and authority to set aside and retain additional funds paid to or received by it, or direct payment of additional funds to be paid to the Stockholders or Optionholders as Merger Consideration pursuant to this Agreement at Closing or thereafter (including to establish such reserves as the Representative determines in good faith to be appropriate for such costs and expenses that are not then known or determinable). The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Representative or any Stockholder or Optionholder for any purpose of U.S. federal or state Law, including federal, state or foreign income Tax purposes. Neither the Representative nor any of its Affiliates owes any fiduciary or other duty to any Stockholder or Optionholder.
(c)    Each Buyer Party (on its own behalf, and on behalf of the Buyer Group) and the Company acknowledge that the Representative is a party to this Agreement solely for the purpose of serving as the "Representative" hereunder, and no Legal Proceeding will be brought by, or on behalf of, any Buyer Party or the Buyer Group (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) against the Representative with respect to this Agreement or the Transactions, or any statement, certificate, instruction, opinion, instrument or other documents delivered hereunder (with it being understood that any covenant or agreement of or by the "parties" or "each of the parties" will not be deemed to require performance by, or be an agreement of, the Representative unless performance by the Representative is expressly provided for in such covenant or the Representative expressly so agrees in writing).
10.20    Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf or other electronic transmission, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.
ARTICLE XI

DEFINITIONS
11.01    Certain Definitions. For purposes hereof, the following terms when used herein will have the respective meanings set forth below.
"Accelerated Bonus Payments" means $2,350,000.
"ADC" means Auction.com Holding Company, Inc., a Delaware corporation.
"ADC Loan Facility" means, collectively, (i) that certain Secured Loan Agreement, dated as of March 4, 2020, by and between ADC, as lender, and Ten-X, as borrower; (ii) that certain Secured Loan Agreement, dated as of November 22, 2019, by and between ADC, as lender, and Ten-X, as borrower; and (iii) that certain Secured Loan Agreement, dated as of October 22, 2019, by and between ADC, as lender, and Ten-X, as borrower (in each case, as amended, restated, modified and supplemented from time to time)
"Adjustment Calculation Time" means 11:59 p.m. central time on the day immediately prior to the Closing Date.
"Adjustment Escrow Deposit Amount" means $2,000,000.
"Adjustment Escrow Funds" means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.
"Advisors" means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Aggregate Fully-Diluted Common Shares" means, as of any date of determination, the sum of (i) the aggregate number shares of Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Common Stock issuable upon the exercise in full of all Vested Options outstanding immediately prior to the Effective Time, based on the Estimated Merger Consideration or the Final Adjusted Merger Consideration, as applicable; provided that, for the avoidance of doubt, in no event shall Aggregate Fully-Diluted Common Shares include any shares held in the treasury of the Company as contemplated by Section 1.04(c).
"Aggregate Option Exercise Price" means, as of any date of determination, the sum of the exercise prices payable upon exercise in full of all Vested Options held by all Optionholders immediately prior to the Effective Time, based on the Estimated Merger Consideration or the Final Adjusted Merger Consideration, as applicable.
"Base Merger Consideration" means $190,000,000.
"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions located in Los Angeles, California or New York, New York are required to be closed as a result of federal, state or local holiday.
"Buyer Group" means the Buyer Parties, any Affiliate of any Buyer Party (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors, or permitted assigns.
"Buyer Parties" means Buyer and Merger Sub.

"CARES Act" means the Coronavirus Aid, Relief, and Economic Security Act (as the same may be amended or modified).
"Cash" means, as of any given time of determination, the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries, determined in accordance with GAAP. Notwithstanding anything to the contrary herein, Cash shall (a) be calculated net of issued but uncleared checks and drafts, (b) include checks and drafts deposited for the account of the Company or its Subsidiaries or on hand at any of the Company or its Subsidiaries, and (c) exclude the amount of any escheat funds.
"changes in accounting principles" includes all changes in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, as well as all changes in methods, conventions, assumptions or estimation techniques (unless required by objective changes in underlying events) utilized in making accounting estimates.
"Closing Cash" means Cash as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).
"Closing Common Stock Merger Consideration" means, as of any time of determination, the sum of (i) the Estimated Merger Consideration plus (ii) the Aggregate Option Exercise Price (in all cases, calculated on the basis of the Estimated Merger Consideration), minus (iii) the Adjustment Escrow Deposit Amount, minus (iv) the Representative Holdback Amount.
"Closing Common Stock Per Share Merger Consideration" means, as of any time of determination, the quotient determined by dividing (i) the Closing Common Stock Merger Consideration by (ii) the Aggregate Fully-Diluted Common Shares (in all cases, calculated on the basis of the Estimated Merger Consideration).
"Closing Indebtedness" means Indebtedness of the Company and its Subsidiaries as of the Adjustment Calculation Time (without giving effect to the Transactions but including any prepayment penalties, premia, breakage costs or similar amounts payable with respect to the Closing).
"Closing Net Working Capital" means Net Working Capital as of the Adjustment Calculation Time (without giving effect to the consummation of the Transactions).
"Closing Option Per Share Merger Consideration" means, in respect of each share of Common Stock issuable upon exercise of any particular Vested Option, the excess, if any, of (i) the Closing Common Stock Per Share Merger Consideration minus (ii) the applicable exercise price to acquire such share of Common Stock pursuant to such Vested Option.
"Code" means the Internal Revenue Code of 1986, as amended.
"Confidentiality Agreement" means that certain Confidentiality Agreement between Buyer and Ten-X, Inc., a Subsidiary of the Company, dated as of January 23, 2019.

"consistently applied" means that no changes in accounting principles will have been made from those used by the Company and its Subsidiaries in the preparation of the Latest Balance Sheet, including with respect to the nature of accounts and the methods for determining the level of reserves or accruals.
"DGCL" means the Delaware General Corporation Law.
"Environmental Laws" means all applicable Laws in effect on or prior to the Closing Date concerning pollution or protection of the environment.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code
"Escrow Agent" means Wilmington Trust, National Association.
"Estimated Merger Consideration" means the result equal to (i) the Base Merger Consideration, plus (ii) Estimated Closing Cash, minus (iii) Estimated Closing Indebtedness, minus (iv) Estimated Transaction Expenses, plus (v) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, minus (vi) the amount (if any) by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.
"Final Adjusted Merger Consideration" means (i) the Final Merger Consideration minus (ii) the amount, if any, reserved in the Representative Holdback Amount pursuant to Section 10.19(b) as determined in good faith by the Representative at the time of determination of the Final Adjusted Merger Consideration.
"Final Common Stock Merger Consideration" means the sum of (i) the Final Adjusted Merger Consideration plus (ii) the Aggregate Option Exercise Price.
"Final Common Stock Per Share Merger Consideration" means the quotient determined by dividing (i) the Final Common Stock Merger Consideration by (ii) the Aggregate Fully-Diluted Common Shares.
"Final Merger Consideration" means the result equal to (i) the Base Merger Consideration, plus (ii) Closing Cash, minus (iii) Closing Indebtedness, minus (iv) the Transaction Expenses, plus (v) the amount (if any) by which the Closing Net Working Capital exceeds the Target Net Working Capital, minus (vi) the amount (if any) by which the Target Net Working Capital exceeds the Closing Net Working Capital, in each case, as finally determined pursuant to Section 1.07(b) or Section 1.07(c).
"Final Option Per Share Merger Consideration" means, in respect of each share of Common Stock issuable upon exercise of any Vested Option, the excess of (i) the Final Common Stock Per Share Merger Consideration over (ii) the exercise price to acquire such share of Common Stock.

"Fundamental Representations" means the representations and warranties set forth in Section 3.01(a), Section 3.02(a), Section 3.02(b), Section 3.04, Section 3.05(a)(i)-(vi) and 3.05(b), Section 3.12(e), Section 3.19, Section 4.01, Section 4.02(a), and Section 4.05.
"GAAP" means United States generally accepted accounting principles.
"Governmental Body" means any national, foreign, multinational, federal, state, local, municipal, or other governmental authority of any nature (including any division, department, agency, commission, or other regulatory body thereof) and any court or arbitral tribunal.
"Hazardous Substance" means any toxic or hazardous material, substance or waste, including toxic chemicals, petroleum products or byproducts and friable asbestos.
"HSR Act" means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.
"HSR Affiliate" shall be deemed to include any Person, trust, affiliated investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control or management with, such Person or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has an investment.
"Indebtedness" means, as of any given time of determination, without duplication, (a) the amount of all indebtedness for borrowed money under any credit facilities, including the ADC Loan Facility (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligation evidenced by any surety bonds, letters of credit or bankers' acceptances or similar facilities, in each case, solely to the extent drawn upon, (d) all liabilities arising out of interest rate, currency, commodity and financial market swaps, options, forward contracts and such other hedging or derivative arrangements, in each case including any amounts payable to terminate such arrangements, (e) all obligations issued or assumed as the deferred purchase price of property, (f) the amount recorded as a liability on a balance sheet under the capital leases of the Company and its Subsidiaries, (g) any liabilities related to inter-company debt (including intercompany payables, including in respect of the former transition services agreement between the Company and Auction.com, LLC) between the Company and any of its Subsidiaries, on the one hand, and Auction.com, LLC and any of its Affiliates (other than prior to the Closing, the Company and its Subsidiaries), on the other hand, (h) the Tax Liability Amount, (i) guarantees by the Company or its Subsidiaries of the foregoing (but only to the extent called upon or drawn), (j) accrued vacation and PTO obligations, including the employer-paid portions of applicable federal, state, local or foreign payroll or employment taxes associated thereto, (k) the amount of any unpaid payroll Taxes deferred by the Company or any of its Subsidiaries as permitted by the CARES Act and (l) any amount payable to Buyer or any of its Affiliates pursuant to commercial arrangements that is more than thirty (30) days past due; provided that without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include (i) any amounts included in Closing Net Working Capital or Transaction Expenses, (ii) any liabilities related to inter-company debt between the Company and any of its Subsidiaries and any Subsidiary of the Company

and another Subsidiary of the Company or (iii) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer's or any of its Affiliates' financing, including obtaining any consent, agreement or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the Transactions or otherwise.
"Intellectual Property" means all intellectual property of any type in any jurisdiction, including the following: (i) patents, patent applications and patent disclosures, including all continuations, divisionals, and continuations-in-part of any of the foregoing and patents issuing on any of the foregoing, along with all reissues, reexaminations and extensions of any of the foregoing; (ii) trademarks, service marks, trade names, service names, brand names, trade dress, logos, corporate names, trade styles and other source or business identifiers and general indicia of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions of any of the foregoing; (iii) Internet domain names; (iv) copyrights and all database and design rights, whether or not registered or published, and all applications, registrations and recordations of any of the foregoing, along with all reversions, extensions and renewals of any of the foregoing; (v) trade secrets, know-how and proprietary information; and (vi) all other intellectual property rights arising from or relating to Technology.
"knowledge of the Company" or "Company's knowledge" means the actual knowledge, following reasonable inquiry, including of their respective direct reports, of Steven Jacobs, Matthew Vandermyde, Mike Owen, Dan Duryea and David Nance.
"Law" means any law (including common law), rule, regulation, or Order of any Governmental Body.
"Legal Proceeding" means any judicial, administrative or arbitral actions, suits, mediations, investigations, proceedings or claims (including counterclaims) by or before a Governmental Body.
"Liabilities" means any debt, loss, damage, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto, including all fees and expenses of legal counsel, experts, engineers and consultants, and costs of investigation.
"Liens" means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, covenants, easements, servitudes, proxies, voting trusts or agreements or title or transfer restrictions under any stockholder or similar agreement.
"Material Adverse Effect" means any state of facts, events, changes, effects, results, occurrences, circumstances or developments that are materially adverse to the financial condition, assets, liabilities, business, or operating results of the Company and its Subsidiaries taken as a whole; provided that none of the following, either alone or taken together with other changes, events, results, occurrences, developments or effects, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) changes, events, occurrences or developments in, or effects or results arising from or relating to, general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (b) changes, events, occurrences or developments in, or effects or results arising from or relating to, national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, (c) changes, events, occurrences or developments in, or effects or results arising from or relating to, financial, banking, or securities markets, including any disruption of any of the foregoing markets, and including any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the Transactions, (d) changes in, or effects arising from or relating to, any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, disease outbreak, epidemic, pandemic (including the COVID-19 pandemic, and any future resurgence, or evolutions or mutations, of COVID-19 or related disease outbreaks, epidemics or pandemics), weather condition, explosion or fire or other force majeure event or act of God, (e) changes, events, developments, occurrences, results or effects arising from or relating to changes in Laws or other binding directives or determinations issued or made by any Governmental Body or the interpretation thereof (including any business closure, "shelter-in-place" or other restriction imposed by a Governmental Body), (f) any change in, or effect arising from or related to changes in, GAAP or other accounting requirements or principles or the interpretation thereof, (g) any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Body, (h) changes, events, developments, occurrences, results or effects arising from or relating to (i) the taking of any action expressly required by this Agreement (including Section 5.01) or taken at the express written request of Buyer or its Affiliates, (ii) the failure to take any action if such action is prohibited by this Agreement or (iii) the announcement, execution or consummation of this Agreement or the Transactions or the identity, nature or ownership of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, distributors, lessors, suppliers or other commercial partners, (i) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics or the inputs into such items (whether or not shared with Buyer or its Affiliates or Advisors) (but, for the avoidance of doubt, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect) or (j) the effect of any action taken by Buyer or its Affiliates with respect to the Transactions or the financing thereof, except in the case of the foregoing clauses (a), (b), (c), (d), (e), (f) and (g), to the extent such facts, events, changes, effects, results, occurrences, circumstances or developments have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants engaged in the industries and geographies in which the Company and its Subsidiaries operate.
"Merger Consideration" means the Stock Consideration and the Option Consideration payable in accordance with this Agreement.
"Net Working Capital" means (a) the current assets of the Company and its Subsidiaries (consisting only of the asset account line items specified as "Current Assets" on the Reference Working Capital Statement) minus (b) the current liabilities of the Company and its Subsidiaries

(consisting only of liability account line items specified as "Current Liabilities" on the Reference Working Capital Statement), in each case, determined using, solely to the extent consistent with GAAP, the same accounting methods, assumptions, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Latest Balance Sheet and calculated as of the Adjustment Calculation Time. For the avoidance of doubt, Net Working Capital shall exclude deferred Tax assets and deferred Tax liabilities and be calculated exclusive of amounts reflecting accruals with respect to the current portion of the Closing Indebtedness, the Transaction Expenses, income Tax assets, income Tax liabilities and exclusive of Closing Cash and any restricted cash.
"Open Source Materials" means any Software that is licensed, distributed or conveyed under an agreement that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or with which such Software is distributed or that is derived from such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as the agreement under which such Software is originally licensed; Open Source Materials includes Software licensed under the GNU's General Public License (GPL) or Lesser/Library GPL, the Affero GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, a Microsoft Shared Source License, the Common Public License, the Apache License, and any license listed at www.opensource.org.
"Option Consideration" means, with respect to each Optionholder, the applicable Closing Option Payment plus any amounts payable to such Optionholder with respect to Vested Options pursuant to Section 1.07(f).
"Option Plan" means Ten-X Holding Company, Inc. 2019 Equity Incentive Plan, effective as of January 1, 2019 (as amended, restated, modified and supplemented from time to time).
"Optionholders" means the holders of the Options.
"Options" means the issued and outstanding options to acquire Common Stock pursuant to the Option Plan.
"Order" means any judgment, order, injunction, decree, ruling, writ or arbitration award of any Governmental Body or any arbitrator.
"Owned Intellectual Property" means all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries and includes all Scheduled Intellectual Property.
"Paying Agent" means Wilmington Trust, National Association.
"Permitted Liens" means (a) any restriction on transfer arising under applicable securities Laws, (b) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (c) purchase money Liens, (d) customary Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (e) Liens relating to Indebtedness included in the calculation of Merger Consideration pursuant to this Agreement, (f) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, none of which materially impacts the current use of the affected property, (g) mechanics Liens and similar Liens for labor, materials, or supplies arising in the ordinary course of business for amounts not yet overdue, (h) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property and which are not violated in any material respect by the current use and operation of such Leased Real Property or the operation of the business of the Company and its Subsidiaries, (i) easements, servitudes, covenants, conditions, restrictions, and other similar non-monetary matters affecting title to any assets of the Company or any of its Subsidiaries and other title defects that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (j) with respect to all Leased Real Property, all Liens which are suffered or incurred by the fee owner, any superior lessor, sublessors or licensor, or any inferior lessee, sublessee or licensee, (k) non-monetary Liens in respect of all matters set forth on title policies or surveys made available by the Company to Buyer prior to the date of this Agreement that do not materially impair the use or occupancy of such assets in the operation of the business of the Company and its Subsidiaries taken as a whole, (l) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice, (m) other Liens that are not material to the Company and its Subsidiaries taken as a whole, (n) Liens that will be terminated at or prior to the Closing and (o) Liens set forth on Schedule 11.01.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.
"Personal Information" means all (a) information that identifies or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial information, financial account number, credit or debit card numbers, or government-issued identifier (including Social Security number, driver's license number, passport number), gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual person's credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, (c) any data regarding an individual's activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), and (d) Internet Protocol addresses, device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective or former customer, employee or independent contractor or consultant of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
"Pre-Closing Tax Period" means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
"Privacy Laws" means all applicable Laws (and to the extent applicable to the business of the Company and its Subsidiaries, the Payment Card Industry Data Security Standard) governing the receipt, collection, compilation, use, analysis, retention, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, including the Federal Trade Commission Act, the Privacy Act of 1974, the EU General Data Protection Regulation, the FCRA and its state law equivalents, each as amended from time to time, and all applicable Laws governing data breach notification.
"Reference Working Capital Statement" means the statement set forth on Exhibit B, which sets forth an illustrative calculation of the Net Working Capital as of March 31, 2020.
"Representative Holdback Amount" means an amount determined by the Representative and delivered to Buyer no later than two (2) Business Days prior to the Closing.
"Restrictive Covenant Agreements" means the restrictive covenant agreements to be entered into on the date hereof by the following Persons: (i) Thomas H. Lee Equity Fund VII, L.P., Thomas H. Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P. and THL Equity Fund VII Investors (Decade), L.P.; (ii) REDC Holdings, Inc.; (iii) Trident REDC Holdings, L.P. and Trident REDC PF Holdings, LLC; (iv) Auction.com, LLC; (v) the Company; (vi) Steven Jacobs; (vii) Matthew Vandermyde; (viii) Joseph Cuomo; and (ix) David Nance.
"RWI Policy" means the buyer-side Representation and Warranties insurance policy issued to Buyer.
"Seller Parties" means the Seller Group and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors or permitted assigns.
"Software" means all (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.
"Stock Consideration" means, with respect to each Stockholder, the applicable Closing Stock Payment plus any amounts payable to such Stockholder with respect to Common Stock pursuant to Section 1.07(f).
"Straddle Period" means any taxable period that begins on or before the Closing Date and ends after the Closing Date.
"Stockholders" means the holders of Common Stock.

"Stockholders Agreement" means that certain Shareholders Agreement, dated as of December 31, 2018 (as amended, restated, modified and supplemented from time to time), among the Company and the stockholders of the Company from time to time parties thereto.
"Subsidiary" means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity. For the avoidance of doubt, Ten-X, Inc., a Connecticut corporation, is deemed to be a Subsidiary of the Company for all purposes under this Agreement and the other Transaction Documents.
"Target Net Working Capital" means negative $2,500,000.
"Tax" or "Taxes" means any federal, state, local or foreign taxes, charges, fees, levies, duties or other assessments of any kind whatsoever in the nature of a tax, including income, gross receipts, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, unclaimed or abandoned property, stamp, excise, occupation, sales, use, transfer, value added, alternative minimum or estimated taxes, including any interest or penalty related thereto.
"Tax Liability Amount" means an amount (not less than zero) equal to any amounts that would be properly accrued as unpaid income Taxes payable on the consolidated balance sheet of the Company and its Subsidiaries for any Pre-Closing Tax Period in respect of which a Tax Return has not yet been filed as of the Closing, calculated (a) as of the end of the Closing Date as if the taxable year of the Company and its Subsidiaries ended on the Closing Date, (b) by excluding all deferred Tax liabilities and deferred Tax assets, (c) by including in taxable income all adjustments pursuant to Section 481 of the Code (or any analogous or similar provision of Law) that will not previously have been included in income, (d) by taking into account the Transaction Tax Deductions to the extent deductible in the Pre-Closing Tax Period at a "more likely than not" level of confidence and (e) otherwise in accordance with past practices of the Company and its Subsidiaries in filing its income Tax Returns. For purposes of calculating the Tax Liability Amount, a Tax asset shall only reduce or offset a Tax liability to the extent such Tax asset is of the same type and jurisdiction as such Tax liability (e.g., an income Tax asset shall only reduce or offset an income Tax liability and, similarly, a state Tax asset shall not offset or reduce a Tax liability imposed by another state or any other jurisdiction).
"Tax Returns" means any return, claim for refund, report, statement or information return relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

"Technology" means all Software, information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with any of the foregoing.
"Ten-X" means Ten-X, Inc., a Delaware corporation.
"Transaction Expenses" means, to the extent not paid by the Company or its Subsidiaries as of the Adjustment Calculation Time the amount of (a) all fees, costs and expenses (including legal, accounting, investment banking, broker's, finder's and other professional or advisory fees and expenses) of the Company and its Subsidiaries incurred by or on behalf of, or to be paid by, the Company or any Subsidiary in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions, (b) all bonus, incentive and similar "single-trigger" change in control or retention payments of the Company or its Subsidiaries payable to employees, officers or directors as a result of the Transactions and only if triggered without the requirement of any further action by the Company, its Subsidiaries or their respective Affiliates on or following the Closing (including any termination of employment), (c) the Accelerated Bonus Payments, and (d) the employer-paid portions of applicable federal, state, local or foreign payroll or employment taxes associated with the items in clause (b), clause (c) and any other compensatory payments made in accordance with this Agreement; provided that in no event will Transaction Expenses include any fees, expenses or other liabilities (x) to the extent incurred by or at the direction of Buyer or Merger Sub, relating to Buyer's, Merger Sub's or their respective Affiliates' financing, including obtaining any consent or waiver relating thereto, for the Transactions or any other liabilities or obligations incurred or arranged by or on behalf of Buyer, Merger Sub or their respective Affiliates in connection with the Transactions, including any fees payable to any financing institution or lender or the Company's accountants in connection with any such financing on behalf of Buyer, Merger Sub or their respective Affiliates or (y) specifically allocated in Section 10.05. For the avoidance of doubt, "Transaction Expenses" shall include fees and expenses payable to THL Managers VII, LLC, a Delaware limited liability company, or its Affiliates pursuant to, and in connection with the termination of, that certain Advisory Services Agreement, dated as of January 1, 2019, to which the Company and certain Subsidiaries of the Company are parties.
"Transactions" means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger.
"Transaction Tax Deductions" means the income Tax deductions attributable to (i) compensation expenses of the Company and its Subsidiaries resulting from the cancellation of the Options as contemplated by this Agreement and any other compensation paid to employees of the Company and its Subsidiaries in connection with the Closing (and any employment or social security Taxes with respect to such amounts), (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by the Company or any of its Subsidiaries as a result of the repayment of Indebtedness as contemplated by this Agreement and (iii) the Transaction Expenses (to the extent not included pursuant to clause (i) above), whether paid prior to or after the Adjustment Calculation Time, it being agreed that 70% of any success based investment banking or other fees described herein will be treated as deductible and for which the safe-harbor election of Rev. Proc. 2011-29 will be made (which election shall be made on all applicable Tax Returns).
"Vested Option" means the portion of any unexercised Option that has vested or will be deemed to have vested in connection with the Transactions, in accordance with the Option Plan, based on the Estimated Merger Consideration or the Final Adjusted Merger Consideration, as applicable.
"willful breach" means a knowing and intentional material breach that is a direct consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of a specific provision or covenant of this Agreement.

11.02    Defined Terms.

2019 Unaudited Financial Statements	21	Closing Statement	12
Accelerated Bonus Payments	75	Closing Stock Payment	10
Acquisition Transaction	48	Code	77
ADC	75	Common Stock	6
ADC Loan Facility	75	Company	6
Adjustment Amount	15	Company 401(k) Plan	60
Adjustment Calculation Time	76	Company Intellectual Property	30
Adjustment Escrow Account	10	Company Unaudited Financial Statements	21
Adjustment Escrow Deposit Amount	76	Company’s knowledge	80
Adjustment Escrow Funds	76	Confidentiality Agreement	77
Advisors	76	consistently applied	78
Affiliate	76	Constituent Corporations	6
Aggregate Fully-Diluted Common Shares	76	control	76
Aggregate Option Exercise Price	76	Data Room	90
Agreement	6	DGCL	78
Base Merger Consideration	76	Disclosure Schedules	18
Business Day	76	Dissenting Shares	16
Buyer	6	DOJ	60
Buyer 401(k) Plan	60	Effective Time	7
Buyer Arrangements	49	End Date	57
Buyer Group	76	Environmental Laws	78
Buyer Parties	76	ERISA	78
Buyer Plans	59	ERISA Affiliate	78
CARES Act	77	Escrow Agent	78
Cash	77	Escrow Agreement	10
Certificate of Merger	7	Estimated Closing Balance Sheet	9
changes in accounting principles	77	Estimated Closing Cash	9
Closing	17	Estimated Closing Indebtedness	9
Closing Balance Sheet	12	Estimated Closing Net Working Capital	9
Closing Cash	77	Estimated Closing Statement	9
Closing Common Stock Merger		Estimated Merger Consideration	78
Consideration	77	Estimated Transaction Expenses	9
Closing Common Stock Per Share Merger		Excess Amount	14
Consideration	77	Final Adjusted Merger Consideration	78
Closing Date	17	Final Common Stock Merger
Closing Indebtedness	77	Consideration	78
Closing Net Working Capital	77	Final Common Stock Per Share Merger
Closing Option Payment	10	Consideration	78
Closing Option Per Share Merger		Final Merger Consideration	78
Consideration	77

Final Option Per Share Merger		Paying Agent Agreement	11
Consideration	78	Permits	24
Financial Statements	21	Permitted Liens	82
Firm	14	Person	83
FTC	60	Personal Information	83
Fundamental Representations	79	Pre-Closing Tax Period	83
GAAP	79	Preferred Stock	6
Governmental Body	79	Privacy Laws	83
Hazardous Substance	79	Projections	65
HSR Act	79	Protected Seller Communications	66
HSR Approval	55	Reference Working Capital Statement	84
Indebtedness	79	Remaining Adjustment Escrow Funds	14
Intellectual Property	80	Remaining Stockholder	63
Key Customer	39	Representative	6
Key Supplier	38	Representative Holdback Amount	84
knowledge of the Company	80	Restrictive Covenant Agreements	84
Latest Balance Sheet	21	Retained Employees	59
Law	80	RWI Policy	84
Leased Real Property	29	Securities Act	41
Leases	29	Seller Group	65
Legal Proceeding	80	Seller Parties	84
Letter of Transmittal	11	Settlement Date	14
Liabilities	80	Software	84
License Agreement	18	Stock Consideration	84
Liens	80	Stockholders	84
Majority Holders	73	Stockholders Agreement	85
Material Adverse Effect	80	Straddle Period	84
Merger	6	Subsidiary	85
Merger Consideration	81	Surviving Corporation	7
Merger Sub	6	Target Net Working Capital	85
Merger Sub Common Stock	6	Tax	85
Most Recent Financial Statements	21	Tax Liability Amount	85
Necessary Stockholder Approval	19	Tax Returns	85
Net Working Capital	81	Taxes	85
Notice of Disagreement	13	Technology	86
Open Source Materials	82	Ten-X	86
Option Consideration	82	Transaction Documents	71
Option Plan	82	Transaction Expenses	86
Optionholders	82	Transactions	86
Options	82	Transfer Taxes	53
Order	82	Vested Options	87
Owned Intellectual Property	82	willful breach	87
Paying Agent	82

11.03    Interpretation. In addition to the definitions referred to or set forth in this Agreement:
(a)    Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.
(c)    Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Where the context permits, the use of the term "or" will be equivalent to the use of the term "and/or."
(d)    Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.
(e)    All references to "$" and dollars will be deemed to refer to United States currency unless otherwise specifically provided.
(f)    All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.
(g)    Any document or item will be deemed "delivered", "provided" or "made available" by the Company or the Representative, as applicable, within the meaning of this Agreement if such document or item (i) is included in the electronic dataroom hosted by RR Donnelley (the "Data Room") but only to the extent such information or documents were accessible to Buyer or its Affiliates and Advisors continuously for at least forty-eight hours prior to the execution of this Agreement or (ii) actually delivered or provided to Buyer or any of Buyer's Advisors, including at the Company's or any of its Subsidiaries' offices, prior to the date of this Agreement.
(h)    Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, unless otherwise expressly provided herein.
(i)    Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
(j)    Whenever this Agreement requires Buyer to take any action or contains a representation with respect to Buyer, where applicable or necessary to give effect to the Transactions, such requirement or representation shall be deemed to include an undertaking on the part of its

Subsidiaries formed in connection with the Transactions to take such action and shall be deemed to include a reference to such Subsidiaries, as applicable, and whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action.
(k)    The phrase "ordinary course of business consistent with past practice" and similar phrases will mean, with respect to any Person, the ordinary course of such Person's business consistent with past custom and practice (and giving effect to any adjustments and modifications thereto prior to the date of this Agreement taken in response to or as a result of the COVID-19 pandemic, in each case, to the extent disclosed to Buyer prior to the date hereof).
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

The Company:	TEN-X HOLDING COMPANY, INC.

By: /s/ Steven Jacobs
Name: Steven Jacobs Its: Chief Executive Officer and Chief Financial Officer

Representative:	THOMAS H. LEE EQUITY FUND VII, L.P.
By: THL Equity Advisors VII, LLC, its General Partner By: Thomas H. Lee Partners, L.P., its Sole Member By: Thomas H. Lee Advisors, LLC, its General Partner By: THL Holdco, LLC, its Managing Member

By: /s/ James Carlisle
Name: James Carlisle Its: Managing Director

Signature Page to Merger Agreement

Buyer:	COSTAR REALTY INFORMATION, INC.

By: /S/ Scott T. Wheeler
Name: Scott T. Wheeler Its: Chief Financial Officer

Merger Sub:	CRESCENDO SUB, INC.

By: /S/ Scott T. Wheeler
Name: Scott T. Wheeler Its: Chief Financial Officer

Signature Page to Merger Agreement